UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

CAVICO CORP.
(Name of Small Business Issuer in its charter)

Delaware	20-4863704
( State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

17011 Beach Blvd., Suite 1230, Huntington Beach, California	92647
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: 714-843-5456

Copies to:
Gregory Sichenzia, Esq.
Louis A. Brilleman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
___________________________	__________________________
___________________________	__________________________

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)

ITEM 1.  DESCRIPTION OF BUSINESS

History

Cavico Corp. (the “Company,” “Cavico” or “we”) was incorporated in Delaware on September 13, 2004 under the name Laminaire Corp. On November 10, 2004, the name of the Company was changed to Agent 155 Media Group, Inc. On May 5, 2006, the Company’s name was changed to Cavico Corp.

On April 18, 2006, we entered into an asset purchase agreement with Cavico Vietnam Joint Stock Company, a corporation organized under the laws of Vietnam (“Cavico Vietnam”). Under the terms of the agreement, Cavico purchased all of the assets of Cavico Vietnam in consideration for the issuance to Cavico Vietnam of 79,000,000 shares of our common stock. Cavico Vietnam subsequently transferred 60,062,200 of these shares to the former shareholders of Cavico Vietnam in return for their shares of Cavico Vietnam stock. An additional 18,937,800 shares were deposited into a Cavico Vietnam bonus plan for that entity’s management, of which 4,937,800 shares were distributed to management in 2007.

Following the purchase of the assets, Cavico Vietnam continued to use the assets pending requisite approval of the asset transfer by a Vietnamese government agency as required under Vietnamese law. This approval was granted in January 2007. Following this approval, all assets purchased from Cavico Vietnam by the Company in April 2006 were transferred back to Cavico Vietnam and Cavico Vietnam became the Company’s wholly-owned operating subsidiary. Also, at that time, Cavico Vietnam changed its name to Cavico Vietnam Company Limited.

We operate nationwide through our direct and indirect subsidiaries, serving almost exclusively public sector clients. We primarily concentrate on large infrastructure projects, including the construction of tunnels, roads, highways, bridges, mines and dams. In addition, we are currently making investments in hydropower and cement production plants and urban developments in Vietnam.

Our website may be found at www.cavicocorp.com.

Business Strategy

Our fundamental objective is to increase long-term shareholder value by focusing on consistent profitability from controlled revenue growth. Shareholder value is measured by the appreciation of the value of our common stock over a period of years and, eventually, a return from dividends. We believe that the following are key factors in our ability to achieve this objective:

Position Our Business for Future Infrastructure Spending - As a result of strong economic expansion, there is a growing awareness of the need to build, reconstruct and repair Vietnam’s infrastructure, especially its network of roads to enable transportation as well as in the area of power supply. Significant funds have been authorized for investments in these areas. We will continue to build on our expertise in the civil construction market for transportation and water infrastructure, to develop new capabilities to service these markets and to maintain our human and capital resources to effectively meet required demand.

Employee Development - We believe that our employees are key to the successful implementation of our business strategies. Significant resources are employed to attract, nurture and retain extraordinary talent and fully develop each employee’s capabilities.

Infrastructure Construction Focus - We concentrate our core competencies on this segment of the construction industry, which includes the building of tunnels, roads, highways, bridges and dams.

Continue Adding Construction Capabilities -. By adding capabilities that are complementary to our core construction competencies, we are able to improve gross margin opportunities, more effectively compete for contracts and compete for contracts that might not otherwise be available to us. We continue to investigate opportunities to integrate additional services and products into our business.

Operations

Tunnel Construction. We apply what we believe to be the latest tunnel engineering methods such as NATM [New Austria Tunnel Method], and TBM [Tunnel Boring Machine] for the construction of highways, hydropower plants and civil infrastructure. Cavico Vietnam has an extensive network of tunnels that are used for government hydropower plants like Dai Ninh, Buon Kuop, Ban Ve, Bac Binh, Dong Nai 4, Dong Nai 3, Nam Chien and Bao Loc. Cavico Vietnam is the first company to use TBM tunnel technology in Vietnam, in the Dai Ninh Hydropower plant construction.

Within the civil construction field, tunnel construction is one of the most complicated areas. It requires special technique to apply comprehensive methodology from the design stage to the time of delivery of the finished product. It involves experienced managers, engineers and other manpower together with synchronized equipment to carry out complicated subterranean construction projects (under mountain, river, even under the sea). There are few companies that have the requisite expertise to execute a tunnel construction project from beginning to end. As a result of “state of art” methods such as NATM, TBM, we believe that we have that expertise.

Tunnels are widely used in the construction of Hydro Power Plant (HPP) to collect and divert water resources to run turbines. They are also used in the construction of highways that cross through the mountain or under water. In addition, tunnels are used for underground mining, underground water supply, irrigation, agriculture and environmental purposes.

Most of our tunnel projects have been built in connection with the construction of hydro power plants. We anticipate seeing the strongest growth in that area since the Vietnamese government has committed to increase power supply to meet the demand for electricity to sustain the economic expansion that is currently underway in Vietnam. According to a directive by the Vietnamese Prime Minister issued on July 18, 2007, the government plans to implement a power development plan that at the most basic level anticipates annual growth of 17% until 2015 and the construction of 75 hydro power plants, some of which of which are scheduled to have a greater than 100 MW capacity .

Specifically, we expect to see strong growth in tunnel construction for roads and highways, especially in the large metropolitan areas of Hanoi, Hochiminh, Haiphong and Danang.

Dam Construction - Cavico Vietnam’s experience in dam construction for hydropower plants is diverse, ranging from dams with earth and stones, to concrete dams with curvilinear surfaces. Cavico Vietnam has current dam construction projects for hydropower plants in Buon TuaSha, Ba Ha, Tuyen quang and Van Chan.

Mining Contsruction - Cavico Vietnam utilizes modern equipment from companies such as Caterpillar, Volvo, Drilltech, Atlas, Copco and Tamrock for operations at the mines. Cavico Vietnam constructs coal mines in Nui Beo (Quang Ninh) and VietMindocoal (Quang Ninh). Cavico Vietnam intends to construct mines for the exploration of coal and iron ore in Australia and other countries. Under Vietnamese resources and mineral laws, operating mineral mines requires a license by the local Province or Ministry of Resources and Environmental or Prime Minister depending on reserve capacity of the mine, kind of mineral and size of the mine project. However, Cavico only constructs coal mines; it does not own them. Therefore, no special licenses are required.

Highway Construction - Cavico Vietnam has designed and built a large variety of highways from small to large, and from simple to complex, both in urban centers and in rural settings. Cavico helps clients find innovative ways to finance, deliver and manage highways and has been involved in flagship design/build ("DB") and build-operate-transfer ("BOT") projects. Our highway projects include:

•
Improvement of national route 1A sponsored and financed in part by the Asian Development Bank and the World Bank. We are undertaking a project that includes, among other things, repavement, widening the surface from six to 12 meters, adding a layer of asphalt, digging drainage systems and constructing retaining walls

•	Ho Chi Minh route, we have been awarded contract packages (i.e. segments of a highway construction project) for the following locations: Tan ky (Nghe an), Khe co (Ha Tinh), A Luoi (Hue), Phuoc son (Quang nam), Dac zon - Dackpet (Kontum).
•	Construction of a number of roads in Sonla Province
•	Construction of roads in connection with the construction and operation of hydropower plants.

Urban Development - Cavico Vietnam provides one-stop shopping for residential and commercial buildings, from permitting to design, and from construction management to operations and maintenance. Cavico Vietnam can provide comprehensive services through the life of a project, working as a team member, acting as a program manager, or leading an entire building project. Cavico Vietnam is currently developing a 27 floor office building in Hanoi and developing a Chieng Ngan 400 hectare new urban area in Son La.

The company is in the process of applying for an investment permit for Luong Son new tourism zone of 360 hectares in a master planning to upgrade Luong son town during next 10 years. This includes tender of a feasibility study to construct in this mountainous area a tourist resort, including villas that may be offered for sale.

During the year ended December 31, 2006, we generated revenues of $5,153,472 from mining operations, $16,809,484 from construction operations and $2,096,471 from other operation such as leasing machinery and equipment and the sale of materials. Costs of productions for mining operation were $4,565,841, $15,283,037 for construction operation and $1,704,848 for other operation. We continued to generate the revenues from these operations in 2007 as discussed further in the Management Discussion and Analysis or Plan of Operation.

Subsidiaries

Our wholly-owned subsidiary, Cavico Vietnam, conducts its operations through subsidiaries. Some of these entities are wholly owned while others are partially owned by Cavico Vietnam. The directors of Cavico Vietnam also hold positions on the board of the subsidiaries. During 2007, we permitted some our subsidiaries to issue shares to third parties for the purpose of raising funds for expanded operations, thereby reducing our percentage holding in those entities. We believe that this restructuring will result in more efficient and transparent management. In addition, to the extent that any of the subsidiaries are publicly traded in Vietnam, Vietnamese securities regulations limit foreign ownership of these subsidiaries to 49%.

The following table sets forth for our principal operating subsidiaries that generate more than five percent of our revenues on a combined basis, a summary of their main activities, Cavico Vietnam’s percentage ownership and their revenues as a percentage of the combined company’s revenues for the year ended December 31, 2006.
Name	Principal Activity	Percentage Owned		Percentage of Revenues of Combined Company
Cavico Bridge and Underground construction JSC	Civil construction, specializing in tunnel and bridge construction, frequently in conjunction with hydro power construction projects	100%	(1)	44.3%

Cavico Mining and Construction JSC	Mining construction and civil construction, especially in connection with mining and dam construction, equity investments in mines, power supply plants and land development projects. Cavico Mining is publicly traded on HCMC stock exchange.	50%	(2)	30.5%

Cavico Transport JSC	Civil construction, with an emphasis on road construction.	100%	(3)	9.3%

Cavico Power and Resource JSC	Civil construction, focus on power installation.	100%	(4)	8%
 ___________
(1)	As a result of a restructuring, the percentage ownership has been reduced to 70.4% as of the date hereof.
(2)
In accordance with current rules promulgated by the Vietnam State Security Committee relating to foreign ownership of publicly traded Vietnamse entities, we have had to reduce our ownership in this entity to 48.32%. In addition, approximately 5% is held by Cavico Vietnam officers. As a member of the World Trade Organization, the Vietnamese government has announced its commitment to open the country to free trade, which includes permitting unlimited foreign investments by the year 2009. We expect that by that time we will no longer be limited in our ownership of Cavico Mining.

(3)	As a result of a restructuring, the percentage ownership has been reduced to 73.8% as of the date hereof.
(4)	As a result of a restructuring, the percentage ownership has been reduced to 67.1% as of the date hereof.

Investment

We may from time to time continue to act as a passive investor in projects that we develop and that are subsequently managed by unrelated parties. We may from to time also take a more active role in the management of certain projects. Projects that we have invested in include hydropower projects, cement plants and land development projects,

Customers

Our customers are found primarily in the public sector. Our largest customer is Electricity of Vietnam, a state owned utility.   During the year ended December 31, 2006, contracts with this entity represented approximately 65% of our revenue.

Supplies

Most of our raw materials are purchased directly from manufacturers pursuant to simple purchase orders. We do not have long term contracts with any of our suppliers. All of the raw materials used in our construction projects are commodities that may be purchased from any source if any of our suppliers would cease to sell to us for any reason.

Backlog

Our backlog includes the total value of awarded contracts that have not been completed, including our proportionate share of unconsolidated joint venture contracts. Our backlog was approximately $340,000,000 at July 1, 2007. Approximately $35 million of this backlog is expected to be completed during 2007. We include a construction project in our backlog at such time as a contract is awarded and funding is in place. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer; however, we have not been materially adversely affected by contract cancellations or modifications in the past.

Marketing

We have an extensive network of contacts within various levels of the Vietnamese national and local governments and are not currently engaged in any significant marketing efforts. We usually manage to be granted contracts based on the quality of our construction projects.

Contract Provisions and Subcontracting

Our contracts with our customers include “fixed unit price” or “fixed price” and “adjustment contracts.” Under fixed unit price contracts which represent approximately 20% of our total contracts, we are committed to provide materials or services required by a project at fixed unit prices (for example, dollars per cubic yard of concrete poured or cubic yard of earth excavated). While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the expected unit cost in the bid, whether due to inflation, inefficiency, faulty estimates or other factors, is borne by us unless otherwise provided in the contract. Fixed price contracts are priced on a lump-sum basis under which we bear the risk of performing all the work for the specified amount. Our contracts are generally obtained through competitive bidding in response to advertisements by local government agencies and private parties. Less frequently, contracts may be obtained through direct negotiations with private owners. Our contract risk mitigation process includes identifying risks and opportunities during the bidding process, review of bids fitting certain criteria by various levels of management and, in some cases, by the executive committee of our Board of Directors.

There are a number of factors that can create variability in contract performance and results as compared to a project’s original bid. The most significant of these include the completeness and accuracy of the original bid, costs associated with added scope changes, extended overhead due to owner and weather delays, subcontractor performance issues, changes in productivity expectations, site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable), the availability and skill level of workers in the geographic location of the project and a change in the availability and proximity of equipment and materials. All of these factors can impose inefficiencies on contract performance, which can drive up costs and lower profits. Conversely, if any of these or other factors are more positive than the assumptions in our bid, project profitability can improve. The ability to realize improvements on project profitability is more limited than the risk of lower profitability. Design/build projects carry other risks such as the risk inherent in estimating quantities and prices before the project design is completed and design error risk, including additional construction costs due to any design errors, liability to the contract owner for the design of the project and right-of-way and permit acquisition costs. Although we manage this additional risk by adding contingencies to our bid amounts, obtaining errors and omissions insurance and obtaining indemnifications from our design consultants where possible, there is no guarantee that these risk management strategies will always be successful.

For the last four years, as a leading company in Vietnamese hydro power (HP) construction, we have been granted preferred construction contracts by the Government. State agencies have been using adjustment contracts for most large HPs in the hope of expediting the completion of HP projects. Under adjustment contracts, completion of work certifications are based on actual work completion in accordance with site inspections performed by engineers. Payments are made based on the price of local construction labor and materials and adjusted for inflation. The Government periodically issues new rates and guidelines that apply to HP projects to cover additional work as well as additional cost incurred in connection with the projects to provide incentives to the contractors accelerate completion of HP projects. As a result, our risk of cost overruns is reduced. However, the procedures to get rate guidelines approved may take from three to six months. Therefore, we must carry large quantities of work in progress on our income statement.

All government contracts and most of our other contracts provide for termination of the contract for the convenience of the contract owner, with provisions to pay us for work performed through the date of termination. We have not been materially adversely affected by these provisions in the past.  Many of our contracts contain provisions that require us to pay liquidated damages if specified completion schedule requirements are not met and these amounts can be significant.

We act as prime contractor on most of the construction projects we undertake. We accomplish the majority of our projects with our own resources and subcontract specialized activities such as electrical and mechanical work. As prime contractor, we are responsible for the performance of the entire contract, including subcontract work. Thus, we may be subject to increased costs associated with the failure of one or more subcontractors to perform as anticipated. We manage this risk by reviewing the size of the subcontract, the financial stability of the subcontractor and other factors and, based on this review, determine whether to require that the subcontractor furnish a bond or other type of security that guarantees their performance. As with all of our subcontractors, some may not be able to obtain surety bonds or other types of performance security.

Equipment

The Company believes that it owns through its subsidiaries the largest private fleet of heavy construction equipment in Vietnam. The total value of all vehicles and pieces of machinery and equipment after depreciation at June 30, 2007, was $14,343,931 and included the following pieces:

Type	Units
Tunnel Drill Machines 1 boom to 3 booms; for Tunnel Diameter from 8m2 to 80m2	12
Tunnel Wheel Loaders capacity from 2m3 to 3m3	15
Tunnel Dump Trucks capacity from 20 tons to 30 tons	28
Bulldozers capacity from 130hp to 385 hp	13
Excavators and wheel loaders capacity from 0.7m3 to 10m3	36
Off-Highway Dump Trucks capacity over 50 tons ( 32 m3 )	24
Light and medium Dump Trucks Capacity up to 15 tons	35
Open cut Drilling Rigs Dia 89mm - 225mm	18
Electronic Construction Survey Sets/Stations	19
Concrete Batching Plants capacity from 60 to 120m3/hour	10
Aggregate Crushing Plants/Stations capacity from 60 to 180 tons/hour	09
Concrete Pumps capacity up to 100m3/hour	25
Crawer Cranes capacity up to 100 tons	11
Site service cars	39
Other construction machinery and Equipments ( Generator sets, Air compressors, Transformers, shotcretes, pumps, Graders, Road Rollers, lift cars, Concrete mixer Trucks, sliding forms, etc )	200
Total	494

We believe that ownership of equipment is generally preferable to leasing because ownership ensures the equipment is available as needed and normally results in lower equipment costs. We regularly lease or rent equipment on a short-term basis to supplement existing equipment and respond to construction activity peaks.

Competition

Factors influencing our competitiveness include price, reputation for quality, the availability of aggregate materials, machinery and equipment, financial strength, knowledge of local markets and conditions, and project management and estimating abilities. Although some of our competitors are larger than us and may possess greater resources, we believe that we compete favorably on the basis of the foregoing factors. Although the construction business is highly competitive, we believe we are well positioned to compete effectively in the markets in which we operate.

We believe that we are the only company executing construction projects in Vietnam utilizing Tunnel Boring Machines. This technology is the most advanced engineering method of tunnel construction. It enables excavation and finishing of underground concrete structures in the most time efficient manner. This technique is also applied for long tunnels, weak ground conditions and complex geological conditions. For example, the traffic tunnel that connects England and France was constructed utilizing this method.

Cavico's areas of competition include modern technology, advanced management, and professionally executed quality projects.

In Vietnam, we are aware of four other companies with expertise in our area of construction, namely Song Da Corporation,Vinaconex Corporation, Hydro-construction No. 4 Corporation and Agriculture Electric-mechanical construction Corporation. Cavico and Song Da are the two largest companies in the area of hydropower construction. At the current time, we are the principal contractors for more than 60% of the total quantity of tunnel construction works and have backlog of up to approximately 70% of tunnel construction projects and 30-40% dam construction works. We have stakes in approximately 90% of hydropower construction projects, approximately 10% of long high way/road development projects and about 5% of open cut mining construction. We are expanding our construction activities to Laos, Algeria and are focusing increasingly on Australia. We are also diversifying our works in other construction and services fields such as steel fabrication and mechanical products/services exported to Australia and oversea. Within Vietnam, we believe we have a strong reputation, and the advantage of expertise in the construction of modern and complex projects.

During the past five years, we have acted as subcontractors for some of the largest Japanese construction company like Kumagai Gumi, Kajima, Maeda. This has resulted in additional involvement in large projects overseas.

Government Regulation

Our operations are subject to compliance with requirements of local Vietnamese government agencies and authorities, including regulations concerning workplace safety, labor relations and disadvantaged businesses. Additionally, all of our operations are subject to local laws and regulations relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. Certain environmental and other laws impose substantial penalties for non-compliance. We continually evaluate whether we must take additional steps at our locations to ensure compliance with environmental and other laws.

While compliance with applicable regulatory requirements has not materially adversely affected our operations in the past, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future. In addition, our operations require operating permits granted by governmental agencies. We believe that tighter regulations for the protection of the environment and other factors will make it increasingly difficult to obtain new permits and renewal of existing permits may be subject to more restrictive conditions than currently exist.

Environmental

The Company’s operations are subject to environmental regulation in Vietnam. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede our current and future business activities and negatively impact the profitability of operations.

Employees

The Company and its subsidiaries currently have approximately 3,000 employees (of which approximately 700 are engineers) located in Hanoi and throughout the country as well as a small number stationed in Australia. If and when the need arises, the Company intends to hire additional employees to meet the demand of a certain project.

The Company has always focused on building a dynamic and professional labor force by utilizing the following methods:

•	Regular salary adjustments commensurate with cost of living and inflation trends in the Vietnamese labor market.

•	Payment of incentive and performance bonuses.

•	Improvement of labor conditions for our workers.

•	Continuous professional training.

•	Building of a company culture through various activities, including company newsletters, and instill feelings of pride with the Company’s accomplishments.

Reports to Security Holders

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report. The Company recently became subject to the filing and reporting requirements of the Exchange Act. These requirements include the filing of annual reports that will include audited financial statements and quarterly reports as well as reports that will be filed upon the occurrence of certain significant events. It is also subject to the proxy rules under the Exchange Act and its insiders will have to file reports disclosing their beneficial ownership of the Company’s securities. It is estimated that the annual cost of compliance with the Exchange Act reporting requirements will be approximately $100,000.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Risk Factors

Risks Associated with Our Business

If we are unable to accurately estimate the overall risks or costs when we bid on a contract, we may achieve a lower than anticipated profit or incur a loss on the contract.

A substantial portion of our revenues and contract backlog are typically derived from fixed unit price contracts. Fixed unit price contracts require us to perform the contract for a fixed unit price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. This, in turn, could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on those contracts can vary, sometimes substantially, from the original projections due to a variety of factors, including, but not limited to:

•	on-site conditions that differ from those assumed in the original bid;

•	delays caused by weather conditions;

•	contract modifications creating unanticipated costs not covered by change orders;

•
changes in availability, proximity and costs of materials, including steel, concrete, aggregate and other construction materials (such as stone, gravel and sand), as well as fuel and lubricants for our equipment;

•	availability and skill level of workers in the geographic location of a project;

•	our suppliers’ or subcontractors’ failure to perform;

•	fraud or theft committed by our employees;

•	mechanical problems with our machinery or equipment;

•	citations issued by a governmental authority;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in applicable laws and regulations; and

•	claims or demands from third parties alleging damages arising from our work or from the project of which our work is part.

Many of our contracts with public sector customers contain provisions that attempt to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our practice in many instances has been to supersede these terms with an agreement to obtain insurance covering both the customer and ourselves. In cases where insurance is not obtained, our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. If we are unable to obtain insurance, and if public sector customers seek to impose contractual risk-shifting provisions more aggressively, we could face increased risks, which may adversely affect our cash flow, earnings and financial position.

Economic downturns or reductions in government funding of infrastructure projects, or the cancellation of significant contracts, could reduce our revenues and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Decreases in government funding of infrastructure projects could decrease the number of civil construction contracts available and limit our ability to obtain new contracts, which could reduce our revenues and profits.

Contracts that we enter into with governmental entities may usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A sudden cancellation of a contract or our debarment from the bidding process could cause our equipment and work crews to remain idled for a significant period of time until other comparable work became available, which could have a material adverse effect on our business and results of operations.

Our operations are currently focused in Vietnam, and any adverse change to the economy or business environment in Vietnam could significantly affect our operations, which would lead to lower revenues and reduced profitability.

Our operations are currently concentrated in Vietnam. Because of this concentration in a specific geographic location, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in this region, including natural or other disasters. A stagnant or depressed economy in Vietnam generally, or in any of the other markets that we serve, could adversely affect our business, results of operations and financial condition.

Our industry is highly competitive, with a variety of larger companies with greater resources competing with us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

Most contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. Within our markets, we compete with many national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some have greater financial and other resources than we have. In addition, there are a number of national companies in our industry that are larger than us that, if they so desired, could establish a presence in our markets and compete with us for contracts. As a result, we may need to accept lower contract margins in order to compete against these competitors. If we are unable to compete successfully in our markets, our relative market share and profits could be reduced.

Our dependence on subcontractors and suppliers of materials, including petroleum-based products, could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We do not bid on contracts unless we have the necessary subcontractors committed for the anticipated scope of the contract and at prices that we have included in our bid. Therefore, to the extent that we cannot engage subcontractors, our ability to bid for contracts may be impaired. In addition, if a subcontractor is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the services from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on a contract.

We also rely on third-party suppliers to provide all of the materials, including aggregates, concrete, steel and pipe, for our contracts. We do not own any quarries, and there are no naturally occurring sources of aggregate in the Vietnam. We do not bid on contracts unless we have commitments from suppliers for the materials required to complete the contract and at prices that we have included in our bid. Thus, to the extent that we cannot obtain commitments from our suppliers for materials, our ability to bid for contracts may be impaired. In addition, if a supplier is unable to deliver materials according to the negotiated terms of a supply agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on a contract.

Our auditors have issued a going concern opinion, which may make it more difficult for us to raise capital.

Our auditors have included a going concern opinion on our financial statements because of concerns about our ability to continue as a going concern. These concerns arise from the fact that we have recurring operating losses and a net capital deficit. If we are unable to continue as a going concern, you could lose your entire investment in us.

Diesel fuel and other petroleum-based products are utilized to operate the equipment used in our construction contracts. Decreased supplies of those products relative to demand and other factors can cause an increase in their cost.

Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of those products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.

Our contracts may require us to perform extra or change order work, which can result in disputes and adversely affect our working capital, profits and cash flows.

Our contracts generally require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of that work for a lengthy period of time until the change order is approved by the customer and we are paid by the customer.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenues and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestones.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs being incurred, penalties and liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow.

At any point in time, a substantial portion of our revenues may be derived from a limited number of large construction contracts. It is generally very difficult to predict whether and when new contracts will be offered for tender, as these contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, financing arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and the fluctuation may be substantial.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of work crews with contract needs. In some cases, we may maintain and bear the cost of a ready work crew that is larger than currently required, in anticipation of future employee needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenues, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions such as prolonged or intense periods of rain, storms or flooding, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. Those delays, if they occur, could have an adverse effect on our operating results for a particular period.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. Similarly, our contract backlog frequently reflects multiple contracts for individual customers; therefore, one customer may comprise a significant percentage of contract backlog at a certain point in time. For the year ended December 31, 2006, Electricity of Vietnam accounted for approximately 65% of our revenues. The loss of business from this entity or any one of those customers could have a material adverse effect on our business or results of operations. Because we do not maintain any reserves for payment defaults, a default or delay in payment on a significant scale could materially adversely affect our business, results of operations and financial condition.

We may incur higher costs to acquire and maintain equipment necessary for our operations, and the market value of our equipment may decline.

We have traditionally owned most of the construction equipment used to build our projects, and we do not bid on contracts for which we do not have, or cannot quickly procure (whether through acquisition or lease), the necessary equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of completing contracts. In addition, our equipment requires continuous maintenance for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs.

The market value of our equipment may unexpectedly decline at a faster rate than anticipated. Such a decline would reduce the borrowing base under our construction business credit facility, thereby reducing the amount of credit available to us and impeding our ability to expand our business consistent with historical levels.

Unanticipated adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenues and cash flow.

Because most of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions. Lengthy periods of wet weather will generally interrupt construction, and this can lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. While revenues can be recovered following a period of bad weather, it is generally impossible to recover the efficiencies, and hence, we may suffer reductions in the expected profit on contracts.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

Our workers are subject to the usual hazards associated with providing services on construction sites. Operating hazards can cause personal injury and loss of life, damage to, or destruction of, property, plant and equipment and environmental damage. We self-insure our workers’ compensation claims, subject to stop-loss insurance coverage. We also maintain insurance coverage in amounts and against the risks that we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. We could be held liable for the contamination created not only by our own activities but also by the historical activities of others on our project sites or on properties that we acquire. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of those laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

Risks Associated with Equity Ownership of our Securities and Our Capital Structure

Insiders have substantial control over the company, and they could delay or prevent a change in our corporate control, even if our other stockholders wanted such a change to occur.

Our executive officers, directors, and principal stockholders who hold 5% or more of the outstanding common stock and their affiliates beneficially owned as of October 15, 2007, in the aggregate, approximately 35,639,400 shares of our outstanding common stock. These stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other stockholders wanted it to occur.

Our common stock does not have a vigorous trading market and you may not be able to sell your securities when desired.

We have a limited active public market for our common shares. We cannot assure you that a more active public market will ever develop, allowing you to sell large quantities of shares or all of your holdings. Consequently, you may not be able to liquidate your investment in the event of an emergency or for any other reason.

We do not meet the requirements for our stock to be quoted on NASDAQ, the American Stock Exchange or any other senior exchange and even if our securities quoted on the OTC Bulletin Board, the tradability in our securities will be limited under the penny stock regulations.

The liquidity of our securities may be restricted even after they are included for quotation in the OTC Bulleting Board, should our securities fall within the definition of a penny stock.

Under the rules of the Securities and Exchange Commission, if the price of our securities on the OTC Bulletin Board is below $5.00 per share, our securities will come within the definition of a "penny stock." As a result, it is possible that our securities may become subject to the "penny stock" rules and regulations. Broker-dealers who sell penny stocks to certain types of investors are required to comply with the Commission's regulations concerning the transfer of penny stock. These regulations require broker-dealers to:

*Make a suitability determination prior to selling penny stock to the purchaser;

*Receive the purchaser's written consent to the transaction; and

*Provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker/dealers to sell our securities, and may affect the ability to resell our securities.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls may be time consuming, difficult and costly for us.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

We do not have a written stock option plan in place, which may create potential conflicts of interest for our management and may dilute or diminish the value of our common stock.

The options to purchase common stock that are outstanding or that may be issued in the future are not and may not be issued in accordance with a comprehensive written option plan. Management presents proposed grants of stock options to our Board of Directors for approval, and the terms of the options we grant are contracted between each recipient and the Company on a case-by-case basis. Therefore, our board may issue options on terms and in amounts not yet determined. These circumstances may create a conflict of interest with respect stock option recipients serving on the board. Furthermore, if more stock options are granted, the eventual exercise of those options will dilute the holdings of the current stockholders, and significant sales of stock issued upon the exercise of options could have a negative effect on our stock price.

Should our securities become eligible for inclusion for quotation on the OTC Bulletin Board, and should we then fail to remain current in our reporting requirements, our securities could be removed from the OTC Bulletin Board, which would limit the ability of broker-dealers to sell our securities an the ability of stockholders to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as we hope to be, must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Our common stock is traded on the "pink sheets" and could be subject to extreme volatility.

Our common stock is currently quoted on the "pink sheets," which is characterized by low trading volume. Because of this limited liquidity, stockholders may be unable to sell their shares. The trading price of our shares has from time to time fluctuated widely and may be subject to similar fluctuations in the future. The trading price of our common stock may be affected by a number of factors, including events described in the risk factors set forth in this prospectus, as well as our operating results, financial condition, announcements of construction projects, general conditions in Vietnam, Southeast Asia, overall country-wide development, and other events or factors. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock.

Item 2. Management's Discussion and Analysis or Plan of Operation

Forward-Looking Statements

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Background

Cavico Corp. (the “Company,” “Cavico” or “we”) was incorporated in Delaware on September 13, 2004 under the name Laminaire Corp. On November 10, 2004, the name of the Company was changed to Agent 155 Media Group, Inc. On May 5, 2006, the Company’s name was changed to Cavico Corp.

On April 18, 2006, we entered into an asset purchase agreement with Cavico Vietnam Joint Stock Company, a corporation organized under the laws of Vietnam (“Cavico Vietnam”). Under the terms of the agreement, Cavico purchased all of the assets of Cavico Vietnam in consideration for the issuance to Cavico Vietnam of 79,000,000 shares of our common stock. Cavico Vietnam subsequently transferred these shares to the former shareholders of Cavico Vietnam in return for their shares of Cavico Vietnam stock.

Following the purchase of the assets, Cavico Vietnam continued to use the assets pending requisite approval of the asset transfer by a Vietnamese government agency as required under Vietnamese law. This approval was granted in January 2007. Following this approval, all assets purchased from Cavico Vietnam by the Company in April 2006 were transferred back to Cavico Vietnam and Cavico Vietnam became the Company’s wholly-owned operating subsidiary. Also, at that time, Cavico Vietnam changed its name to Cavico Vietnam Company Limited.

The transaction was accounted for as a reverse acquisition under the purchase method of accounting since the shareholders of Cavico Vietnam obtained control of the consolidated entity. Accordingly, the merger of the two companies is recorded as a recapitalization of Agent 155 Media Group, Inc., with Cavico Vietnam being treated as the continuing entity. The historical financial statements to be presented are those of Cavico Vietnam.

Critical Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of our direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets and the collectibility of accounts receivable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash and highly liquid investments with initial maturities of three months or less to be cash equivalents.

Investment in Marketable Securities

Investments with original maturities of less than 90 days are considered cash equivalents, and all other investments are classified as short-term investments.

Inventories

Inventories are stated at the weighted-average method. Market value for raw materials is based on replacement cost and for work-in-process on net realizable value.

Accounts Receivable

We grant credit to customers within Vietnam and do not require collateral. Our ability to collect receivables is affected by economic fluctuations in the geographic areas and industries that we serve. Our main customers were project management units established by Electricity of Vietnam, which accounts for 99% of all accounts receivable. Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts, which management believes are sufficient.

Property and Equipment

Property and equipment, including renewals and betterments, are stated at cost. Assets held under capital leases are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets. We follow the practice of capitalizing property and equipment purchased over $600.   The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation and amortization are computed on the straight-line method over the following estimated useful lives of the related assets, which range from two to twenty five years.

Construction in Progress

Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2006, represents land costs, infrastructure and building expenditures.

Long-Lived Assets

Our management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long lived assets impairment is determined by management.

Fair Value of Financial Instruments

The carrying amount of cash, cash equivalents, investment securities, notes payable, accounts receivable, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the notes payable and long-term debt are reasonable estimates of fair value as the loans bear interest based on market rates currently available for debt with similar terms.

Revenue Recognition

Revenue from product and services are recognized at the time goods are shipped or services are provided and accepted by the customer, with an appropriate provision for returns and allowances.

We recognize engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contracted costs. Customer-furnished materials, labor, and equipment, and in certain cases subcontractor materials, labor, and equipment are included in revenues and cost of revenue when management believes that we are responsible for the ultimate acceptability of the project. Contracts are segmented between types of services such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered.

Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Claims against customers are recognized as revenue upon settlement. Revenues are recognized in excess of amounts billed are classified as current assets under contract work-in-progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billing on contracts.

Other Comprehensive Income

We have adopted Financial Accounting Standards Board Statement No. 130, “Reporting Comprehensive Income” (SFAS 130). SFAS 130 requires reporting and displaying comprehensive income and its components in a full set of general-purpose financial statement.

Foreign Currency Translation

We account for translation of foreign currency in accordance with Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation.”

Results of Operations

Results of Operations for the year ended December 31, 2006 compared to the year ended December 31, 2005

Revenue

We generated $24,079,427 in revenue during the year ended December 31, 2006 compared to $22,566,306 during the year ended December 31, 2005, mostly from construction and mining projects. The Company’s revenue from mining construction decreased by $1,126,686 or 17.88% to $5,173,472 for the year ending December 31, 2006 from $6,300,158 for the year ending December 31, 2005. Company’s revenue from civil construction increased by $2,668,600 or 18.87% to $16,809,484 for the year ending December 31, 2006 from $14,140,884 for the year ending December 31, 2005. Company’s revenue from other operations (i.e. leasing machinery and equipment, selling materials) decreased by $28,793 or 1.35% to $2,096,471 for the year ending December 31, 2006 from $2,125,264 for the year ending December 31, 2005.

Cost of production

Cost of Goods sold for the year ended December 31, 2006 was $21,553,726 which includes cost of goods sold for production activities of $20,352,757 and capitalization of interest expenses of $1,200,969.

Cost of Goods sold (without capitalization of interest expenses) increased by $1,744,837 or 2.06% to 84.52% of sales for the year ended December 31, 2006 from 82.46% of sales for the year ended December 31, 2005. The increase is due to increase in price of material and salary of labor during the year.

Company’s cost of production from mining construction construction decreased by $713,564 or 13.52% to $4,565,841 for the year ending December 31, 2006 from $5,279,405 for the year ending December 31, 2005. Company’s cost of production from civil construction was increased by $3,809,560 or 33.20% to $15,283,037 for the year ending December 31, 2006 from $11,473,477 for the year ending December 31, 2005. Company’s cost of production from other operations (i.e. leasing machinery and equipment, selling materials) was decreased by $150,190 or 8.10% to $1,704,848 for the year ending December 31, 2006 from $1,855,038 for the year ending December 31, 2005.

Operating expenses

The company’s general and administration cost in 2006 was $2,720,071, compared to general and administration cost in 2005 of $2,319,925 with an increase of $540,146. The main factors for the increase in the company’s general and administration cost were $482,248 in Cavico Corp administration and $57,898 in Cavico Vietnam and subsidiaries. These costs were incurred mostly due to our restructuring of the Company and its subsidiaries.

The comparisons of the components of the general and administration costs are as follows;

•	Rent expenses increased by $69,498 to $220,133 for the period ended December 31, 2006 from $150,635 for the period ended December 31, 2005.
•	Payroll expenses were increased by $250,219 to $944,425 for the period ended December 31, 2006 from $694,206 for the period ended December 31, 2005.
•	Other administration cost was decreased by $261,819 to $1,213,265 for the period ended December 31, 2006 from $1,475,084 for the period ended December 31, 2005.

We believe that the Company’s restructuring will lead to greater efficiencies in production and management transparency. In addition, it will facilitate raising additional funds in connection with discrete projects, and enhance strategic partnering.

Other Income (expenses):

Other Income increased by $228,102 to $596,818 for the period ended December 31, 2006 from $368,716 for the period ended December 31, 2005. Other income included an income from disposal of fixed assets and leased machinery. Investment income increased by $3,353,806 to $3,754,415 for the period ended December 31, 2006 from $400,609 for the period ended December 31, 2005. Investment income includes primary dividends and gain on sales of marketable securities. Dividend income was $869,979 and income from sales of marketable securities was $2,867,643. We sold 780,000 shares of common stock of Habubank during the year ended December 31, 2006 and received $2,677,369 with a profit of $2,105,362. We sold 435,340 shares of common stock of An Binh Commercial Bank during the year ended December 31, 2006 and received $685,961 with a profit of $359,688 We also sold 1,555,000 shares of common stock of Cavico Mining to reduce the ownership in this entity from 100% to 50% and received $1,372,045 resulting a profit of $402,593. Interest expenses including capitalization of interest expenses increased by $528,266 to $3,232,852 for the period ended December 31, 2006 from $3,905,555 for the period ended December 31, 2005. Loans increased to $43,722,548 on December 31, 2006 from $39,095,112 on December 31, 2005.

Other expenses decreased by $946,498 to $93,851 for the period ended December 31, 2006 from $1,040,349 for the period ended December 31, 2005. Other expenses for the year ended December 31, 2006 and 2005 were loss on settlement of debts.

Results of Operations for the nine months period ended September 30, 2007 compared to the same period ended September 30, 2006

Revenue

We generated $20,123,277 in revenue during the period ended September 30, 2007 compared to $17,616,416 during the period ended September 30, 2006, mostly from construction and mining projects. Company’s revenue from mining construction decreased by $261,689 or 7.61% to $3,175,261 for the period ending September 30, 2007 from $3,436,950 for the period ending September 30, 2006. Company’s revenue from civil construction increased by $3,494,544 or 27.72% to $16,101,657 for the period ending September 30, 2007 from $12,607,113 for the period ending September 30, 2006. Company’s revenue from other operations ( leasing machinery and equipment, selling materials) decreased by $725,994 or 46.17% to $846,359 for the period ending September 30, 2007 from $1,572,353 for the period ending September 30, 2006

Cost of Production

Cost of Goods sold for the period ended September 30, 2007 was $12,370,036. Cost of Goods sold for the period ended September 30, 2006 was $12,533,757. Cost of goods sold for production activities was $12,370,036 in 2007 which was an increase of $741,483_from $11,628,553 in the same period in 2006 and capitalization of interest expenses was $0 for the period ended September 30, 2007, a decrease of $905,203 from $905,203 for the period ended September 30, 2006 . Cost of Goods sold excluding capitalization of interest expenses as a percentage of sales decreased by 4.54% to 61.47% for the period ended September 30, 2007 from 66.01% for the period ended September 30, 2006. The decrease is due to improve in efficiency of machinery and equipment.

Operating expenses

The company’s general and administration cost increased by $1,420,648 to $3,308,045 for the period ended September 30, 2007 from $1,887,397 for the same period in 2006. The increase in general and administration cost was mainly resulted from our restructure of the whole system from Cavico Corp to the subsidiaries. In which :
•	Stock compensation expenses for consultant was $337,500 for the period ended September 30, 2007.
•	Rent expense increased by $101,452 to $266,552 for the period ended September 30, 2007 from $169,100 for the period ended September 30, 2006.
•	Payroll expenses increased by $273,564 to $877,321 for the period ended September 30, 2007 from $603,757 for the period ended September 30, 2006.
•	Other administration costs increased by $708,132 to $1,826,672 for the period ended September 30, 2007 from $1,118,540 for the period ended September 30, 2006.

We believe that this restructure will bring more production and benefit for the company in near future.

Other Income (expenses)

Other income decreased by $33,208 to $106,070 for the period ended September 30, 2007 from $139,278 for the period ended September 30, 2006. Other income includes gain from disposal of fixed assets and leased machinery. Investment income increased by $6,465,987 to $9,317,022 for the period ended September 30, 2007 from $2,851,035 for the period ended September 30, 2006. Investment income included primary from dividend and gain on sale of marketable securities. Income from dividend was $1,039,856 and income from sales of our investment in marketable securities was $8,277,167. We sold 1,447,985 shares of common stock of Habubank during the period ended September 30, 2007 and received $5,580,619 with a profit of $4,306,088. We sold shares of common stock of six subsidiaries to reduce the ownership in these entities from 100% to a range of 49% to 72% during the period ended September 30, 2007 and received $8,556,850 with a profit of $3,756,323. We sold 115,730 shares of common stock of Cavico Mining to reduce the ownership in this entity from 49.84% to 48.32% and received $312,134 with a profit of $214,756.

Interest expenses ( included capitalization of interest expenses) increased by $780,158 to $4,048,327 for the period ended September 30, 2007 from $3,268,169 for the period ended September 30, 2006. Other expenses increased by $90,562 to $90,562 for the period ended September 30, 2007 from $0 for the period ended September 30, 2006. Other expenses for the period ended September 30, 2006 were loss on settlement of debts.

Results of Operations for the three-month period ended September 30, 2007 compared to the same period ended September 30, 2006.

Revenue

We generated $7,713,921 in revenue during the three months period ended September 30, 2007 compared to $6,220,294 during the three months period ended September 30, 2006. Revenue of the company consists of progressive billing from construction and mining projects.

Company’s revenue from mining construction decreased by $77,450 or 7.47% to $958,982 for the three months period ending September 30, 2007 from $1,036,432 for the three months ending September 30, 2006. Company’s revenue from civil construction increased by $1,774,739 or 38.23% to $6,417,032 for the three months ending September 30, 2007 from $4,642,293 for the three months ending September 30, 2006. Company’s revenue from other operations (leasing machinery and equipment, selling materials) decreased by $203,662 or 37.61% to $337,907 for the three months ending September 30, 2007 from $541,569 for the three months ended September 30, 2006.

Cost of production

The cost of production for the three months period ended September 30, 2007 was $4,776,230 or 61.91% of sales compared to $4,356,503 or 70.03% of sales for the three months period ended September 30, 2006.

Cost of goods sold for production activities was $4,776,230 in 2007, representing an increase of $419,727 from $4,356,503 for the same period in 2006.and capitalization of interest expenses was $0, a decrease of $302,305 from $302,305 for the three months ended September 30, 2006.

Cost of Goods sold (without capitalization of interest expenses) as a percentage of sales decreased by 3.27% to 61.91% for the three months ended September 30, 2007 from 65.18% for the three months ended September 30, 2006. The decrease was due to improvements in efficiency of machinery and equipment which was a main factor contributed to the increase in net income.

Gross Profit

The gross profit for the three months period ended September 30, 2007 was $2,937,691 or 38.08% of sales compared to $1,863,791 or 29.96% for the three months period ended September 30, 2006. The increase in profit is due to an increase in sales by $1,493,627 in comparison to increase in cost of goods sold by $419,727.

Operating Expenses

The Company incurred total operating expenses of $2,286,467 for the three months ended September 30, 2007, as compared to operating expenses $1,380,859 for the three months ended September 30, 2006. The increase of $905,608 in operating expenses is primarily a result of $421,845 increase in general and administration expenses and $487,198 in depreciation. The operating expenses for the three months ended September 30, 2007, included $1,065,646 in general and administration expenses and $1,210,045 in depreciation compared to $643,801 in general and administration expenses and $722,846 in depreciation in the same period in 2006.
The Company recorded an interest expense of $1,534,044 for the three months ended September 30, 2007 compared to $1,269,775 for the same period in 2006. The increase of $264,269 was due to an increase of loans.

Net Income

The Company had net income of $3,416,655 for the three months ended September 30, 2007, compared to a net loss of $807,930 for the three months ended September 30, 2006. The increase of $4,224,585 was mainly due to the increase of $5,974,213 in investment income. The net profit (loss) per share for the three months ended September 30, 2007 was $0.026 compared to (-$0.009) for the three months period ended September 30, 2006.

Liquidity and Capital Resources

As of December 31, 2006, the Company had $716,901 in cash, accounts receivable of $10,128,932, inventory of $18,132,997 and net fixed assets of $17,008,170. The accounts receivable were consistent from the prior year. Inventory increased by $5,418,465 from the prior year. The Company's total current liabilities were $53,164,560, which consisted primarily of accounts payable of $10,845,794. This represented an increase of $5,272,258 from prior year in proportion to an increase in inventory advances from customers of $1,130,357 and short-term loans totaling $36,099,807. At December 31, 2006, the Company's current liabilities exceeded current assets by $23,277,479.

During the year ended December 31, 2006, the Company used cash of $4,387,127 for operating activities compared to $4,896,767 during the prior year. The Company used cash of $9,635,618 for investment activities during the year ended December 31, 2006 in connection with the purchase of property, equipment and investments in other entities. During the year ended December 31, 2005, the Company used cash of $2,033,319 in investment activities.

During the year ended December 31, 2006, the Company realized net proceeds of $5,100,702 from debt financing activities. In addition, the Company sold shares of its common stock for $473,266 during the year ended December 31, 2006. During the year ended December 31, 2005, the Company realized net proceeds of $7,513,835 from debt financing activities.

As of September 30, 2007, the Company had $3,096,644 in cash, accounts receivable of $15,001,026, an inventory of $29,857,323 and net fixed assets of $22,814,781. Our current accounts receivable was increased by $4,872,094 from the prior year end. Our inventory for the current year was increased by $11,724,326 from the prior year end. The Company's total current liabilities were $59,545,031 as of September 30, 2007, which was represented mainly accounts payable of $8,000,865, accrued interest payable of $14,656,307, advances from customers of $7,570,463 which was increased by $6,440,105 from the prior year end and short-term loans totaling $37,313,579 which was increased by $5,802,997 from the prior year end. At September 30, 2007, the Company's current liabilities exceeded current assets by $10,024,802.
The Company used cash $6,546,101 in operating activities for the nine months period ended September 30, 2007 compared to $3,577,181 during the nine months period ended September 30, 2006.

The Company used cash of $5,389,289 in investing activities during the nine months period ended September 30, 2007 in purchase of property, equipment and investments in other entities. During the nine months period ended September 30, 2006, the Company raised cash of $1,004,227 from investing activities, such activities were investment in other entities.

During the nine months ended September 30, 2007, the Company raised cash of $14,319,789 under financing activities, which included the $41,619,738 in payments on the loans, $46,749,235 from loan proceeds. In addition, the Company sold shares of its common stock for $9,263,408 during the nine months period ended September 30, 2007. During the nine months period ended September 30, 2006, the Company received $2,465,507 from financing activities which includes the $27,453,741 in payments on the loans, $29,247,537 from loan proceeds.

The Company has an accumulated deficit at September 30, 2007 of $8,826,325. The Company does not have capital sufficient to meet its cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. Management will have to seek loans or equity placements to cover such cash needs and cover outstanding payables. Lack of existing capital may be a sufficient impediment to prevent us from accomplishing the goal of expanding operations. There is no assurance, however, that without funds we will ultimately be able to carry out our business. We will need to raise additional funds to expand our business activities in the future, and prepare a private offering memorandum to attempt to raise operating capital. No commitments to provide additional funds have been made by our management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow us to cover our expenses as they may be incurred. Irrespective of whether our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuances of stock in lieu of cash.

During 2007, we sold a portion of some our subsidiaries to raise funds for expanded operations. We believe that this restructuring will result in more efficient and transparent management.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

Item 3. Description of Property

Cavico’s principal executive offices are located at 17011 Beach Blvd., Suite 1230, Huntington Beach, CA 92647. These offices consist of approximately 200 square feet leased on a month to month basis for $2,000 per month. These offices are made available to Cavico under the terms of a Management Services Agreement dated May 15, 2006, with Providential Holdings, Inc. Other services provided by Providential under the terms of that agreement include secretarial and receptionist services, office and computer equipment, and bookkeeping for the company’s U.S. operations. The agreement has a terms of two years, that is automatically renewable for one-year periods, unless either party notifies the other of its desire to terminate the agreement at least 60 days prior to the end of the agreement, or any renewal thereo.

Cavico's subsidiary, Cavico Vietnam, maintains its corporate headquarters in Hanoi, Vietnam, where it leases approximately 6,458 square feet of office space, and in other cities and townships throughout the country, where additional operations are conducted, equipment is maintained and stored, and research and/or development is conducted. Combined monthly lease payments for these locations amount to approximately $23,754.

The main property of the Company located in Vietnam consists of a complex of heavy plants and equipments.

The Company has land use rights with respect to 15,000 square feet of land in Hanoi. It intends to build an office building of 27 floors with a total of 280,000 square feet available to the Company and its subsidiaries. It also intends to rent some of the space to commercial tenants.

The Company has a long term land lease (70 years) in Son La consisting of an area of 160 hectares that it intends to convert into a new urban area, including office buildings, commercial centers, super markets, condominiums and apartment buildings. Vietnam does not recognize land ownership. Rather, parcels of land are leased from and land use rights are granted by the Government. In this particular case, the land use rights to this parcel of land was granted to the Company in payment for its services in the general area. These services include planning and building out of the local infrastructure.

The Company owns additional offices and dormitories totaling 121,922 square feet and workshops totaling 145,851 square feet at construction sites owned by the Company and its subsidiaries. These properties were built by the Company on sites recorded as Company property for use for a period of three to ten years depending on the life of the construction contracts/projects. Upon completion of the construction contracts, the Company may relinquish its right to the property or sell it to the project owner/local entities.

The following table contains a summary of the Company’s properties owned and leased on a long term basis by its subsidiaries in Vietnam in square feet.

Name of company	Long-term Land Leased	Office Lease in Hanoi	Offices Built at Sites	Workshops Built at Sites	Location
Cavico Vietnam company limited		6,458			Song Da Building,Pham Hung, Tu Liem, Ha Noi

Cavico Mining Construction Joint Stock Company		2,153	27,448	65,122	CT5 Building, My Dinh, Ha Noi

Cavico Trade company limited		2,799			CT5 Building, My Dinh, Ha Noi

Cavico Vietnam Bridge & Underground Construction company limited		3,229	45,208	59,202	CT4 Building, My Dinh, Ha Noi

Cavico Vietnam Tower Joint Stock company	14,960				My Dinh Area,Tu Liem, Ha Noi

Chieng Ngan Urban Area	17,222,257				Chieng Ngan,Thi xa Son La, Son La

Cavico Energy Construction company		2,877	18,651	8,611	Song Da Building,Pham Hung, My Dinh,Ha Noi

Cavico Transportation company		2,879	7,885	4,306	Song Da Building,Pham Hung, My Dinh,Ha Noi

Cavico Infrastructure investment and construction company		3,132	8,708	4,306	Song Da Building,Pham Hung, My Dinh,Ha Noi

Cavico hydropower construction company		2,124	14,022	4,306	Song Da Building,Pham Hung, My Dinh,Ha Noi

Cavico construction machine company		1,812			Song Da Building,Pham Hung, My Dinh,Ha Noi

Cavico hightech company		2,879			Song Da Building,Pham Hung, My Dinh,Ha Noi

Cavico Power and Resource Company		2,842			Song Da Building,Pham Hung, My Dinh,Ha Noi

	17,237,217	33,184	121,922	145,851

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of Common Stock of the Company as of October 15, 2007 for the following: (i) each person or entity who is known to the Company to beneficially own more than 5% of the outstanding shares of the Company's Common Stock; (ii) each of the Company's Directors; (iii) the Company's Chief Executive Officer and each of the other executive officers; and (iv) all Directors and executive officers of the Company as a group.

The number and percentage of shares beneficially owned is determined under rules of the Securities and Exchange Commission ("SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or dispositive power and also any shares that the individual has the right to acquire within sixty days of the Record Date through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and dispositive power (or shares such power) with respect to the shares shown as beneficially owned.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP		PERCENT OF CLASS (1)
Cavico Vietnam JSC 6th Floor Song Da Building Pham Hung Street My Dinh, Tu Liem, Ha Noi, Vietnam	14,000,000		10.7%

Ha Quang Bui Group 10, Ward Tu Lien Tay Ho District, Ha Noi, Vietnam	24,885,800	(2)	19.0%

Hung Manh Tran 14A Alley 123A, Thuy Khue Street Thuy Khue Ward, Tay Ho District Ha Noi, Vietnam	16,911,600	(3)	12.9%

Hieu Van Phan No. 304, 24T2, Trung Hoa Nha Chinh Ward Cau Giay District Ha Noi, Vietnam	16,092,100	(4)	12.3%

Hai Thanh Tran 34 Alley 178/1, Tay Son Square Trung Liet Ward, Dong Da District Ha Noi, Vietnam	16,398,900	(5)	12.4%

Timothy Dac Pham 14721 Wilson Street Midway City, CA 92647	305,000	(6)	*

Giang Linh Bui No. 1103, 17T1, Trung Hoa Nha Chinh Ward Cau Giay District Ha Noi, Vietnam	16,503,600	(7)	12.4%

Tuan Duong Hoang 26 Warwick St., Killara, NSW 2071,Australia	542,400		*

Thanh Binh Huynh 262 Beach Road Bay Farm Island, CA 94502	-0-		N/A

Madhava Rao Mankal 7476 Sungold Ave. Corona, California 92880	-0-		N/A

Edward K. Chi 17011 Beach Boulevard, Suite 1230 Huntington Beach, Ca. 92647	-0-	N/A

All Officers and Directors as a group	35,639,400	26.8%

*   Less than one percent.

(1)	Based upon 131,147,493 shares outstanding as of October 15, 2007.

(2)	Includes 4,381,400 shares held by Mr. Bui’s wife. Also includes 14,000,000 shares held by Cavico Vietnam of which Mr. Bui is a director. Mr. Bui disclaims beneficial ownership in those shares.

(3)	Includes 252,000 shares held by Mr. Tran’s wife. Also includes 14,000,000 shares held by Cavico Vietnam of which Mr. Tran is a director. Mr. Tran disclaims beneficial ownership in those shares.

(4)	Includes 200,000 shares held by Mr. Phan’s wife. Also includes 14,000,000 shares held by Cavico Vietnam of which Mr. Phan is a director. Mr. Phan disclaims beneficial ownership in those shares.

(5)	Includes 367,300 shares held by Mr. Tran’s wife. Also includes 14,000,000 shares held by Cavico Vietnam of which Mr. Tran is a director. Mr. Tran disclaims beneficial ownership in those shares.

(6)	Shares held by Mr. Pham’s wife.

(7)	Includes 350,000 shares held by Mr. Bui’s wife. Also includes 14,000,000 shares held by Cavico Vietnam of which Mr. Bui is a director. Mr. Bui disclaims beneficial ownership in those shares.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each.

Name	Age	Current Position/Office	Position Held Since
Ha Quang Bui	43	CEO/Chairman	April 28, 2006
Hung Manh Tran	44	Executive Vice-President/Director	April 28, 2006
Hieu Van Phan	42	Vice-President/Director	April 28, 2006
Hai Thanh Tran	44	Vice-President/Director	April 28, 2006
Giang Linh Bui	35	Vice-President/Director	April 28, 2006
Madhava Rao Mankal	56	Director	October 2007
Tuan Duong Hoang	43	Director	May 2007
Thanh Binh Huynh	51	Director	May 2007
Timothy Pham	40	Vice-President/Director	April 28, 2006
Edward K. Chi	43	Chief Financial Officer	May 27, 2007

Set forth below is a brief description of the background and business experience of each of our executive officer and directors for the past five years.

Ha Quang Bui. From March 2001 to May 2003, Ha Quang Bui served as Vice President of Lung Lo Construction Company. From May 2003 to present, Ha Quang Bui served as chairman of the board of directors of Cavico Vietnam and as chairman of the board of directors of Cavico Tower Company. He is a director of Energy Investment Company and a director of Mai Son Concrete Company. Mr. Bui became the Chief Executive Officer, Chief Financial officer and Chairman of the Board of Directors of Cavico Corp. on April 28, 2006. He currently is CEO and Chairman of Cavico Corporation. He graduated from the Military Technology Institute, Department of Defense, in 1986 with a degree in engineering.

Hung Manh Tran. From March 2001 to March 2002, Hung Manh Tran served as president of an affiliate of Cavico Vietnam and as chief executive officer of Cavico Vietnam. Hung Manh Tran is currently a director and vice president of Cavico Vietnam, chairman of Cavico mining, chairman of VFMC, chairman of Luong son international tourism JSC, director of v-power, director of Cavico construction machinary, director of Cavico Australia, and became a Vice-President and Director of Cavico Corp. on April 28, 2006. Hung Manh Tran graduated from Hanoi University in 1986 with a degree in nuclear physic. He also did course work in law at the same University during 1992-1996. Mr. Tran also holds a degree jn international trade from Hanoi International Trade University in 1991.

Hieu Van Phan . From 2001 to July 2003, Hieu Van Phan served as president of Power Installation Company. From July 2003 to present, Hieu Van Phan has been vice president and a director of Cavico Vietnam, and became a Vice-President and Director of Cavico Corp. on April 28, 2006. Hieu Van Phan is currently COO of Cavico Vietnam, chairman of the board of directors of Cavico Power Installation Construction Co. and a Director of CAVICO Mining and Energy Construction Co.. Hieu Van Phan graduated from the Military Technology Institute, Department of Defense, in 1986 with a degree in engineering.

Hai Thanh Tran . From March 2001 to April 2002, Hai Thanh Tran worked as an assistant at the Planning Department of 25/3 Lung lo Construction Co - MOD. From April 2002 to July 2003, Hai Thanh Tran was president of Bridge and Underground Construction Cavico Company. From July 2003 to present, he has been a director and vice president of Cavico Vietnam, and on April 28, 2006, he became a Vice-President and Director of Cavico Corp and currently is CEO of Cavico Vietnam, chairman of the Board Director of CAVICO Hydropower Construction Co., He graduated from the Military Technology Institute, Department of Defense, in 1986 with a degree in engineering.

Giang Linh Bui. From March 2001 to November 2002, Giang Linh Bui worked in the Projected Technology Department at Lung lo Construction Company.Giang Linh Bui is currently a director of Nam Chien Hydropower Company, Director of CAVICO PHI Cement Construction Co., and chairman of the Board Director of CAVICO Infrastructure Construction Co, and became a Vice-President and Director of Cavico Corp. on April 28, 2006. Mr. Bui is also a director of Cavico Vietnam. Giang Linh Bui graduated from Hanoi University of Architecture in 1994 with a degree in architecture.

Tuan Duong Hoang. Mr Hoang has been Professor of Education at The University of New South Wales, UNSW, Sydney, NSW 2052, Australia, since 2003. From 1999 to 2003, he was an associate professor in the Department of Electrical and Computer Engineering at the Toyota Technical Institute, Hiskata 2-12-2, Tenpaku, Nagoya, Japan. He holds a master degree and a Ph.D. from the University of Odessa in the Ukraine

Timothy Dac Pham. From 2002 through 2003, Mr. Pham was a registered representative at NT Securities in Chicago, Illinois. Through 2004, he worked as a registered representative at Golden Beneficial Securities Corp. Since that time he has worked as an independent consultant for Providential Holdings, Inc. and as a registered representative and life insurance agent for Richave Financial Inc. He has been our Vice President since June 2006. Mr. Pham graduated in 1991 from the University of California at Berkeley with a degree in Business Administration in the fields of Finance and Marketing.

Thanh Binh Huynh. Mr. Huynh has been Vice President of the Tuan Chao Joint Stock Company since 2003. From 2001 to 2003 he was a consultant at Edwards, Wynn & Associates LLP. During that same period he was also Chairman and President of Raycorp.com LLC. Mr. Huynh holds business administration degrees from institutions of higher learning in Russia, China and the United States.

Edward K. Chi. Mr. Chi has been our Chief Financial Officer since January 2007. He is also Managing Director of Tuan Chau Group, a Vietnamese based real estate development firm.   From January 2005 until March 2007, Mr. Chi was chief representative for SVLand Pte, Ltd. a Singapore based real estate consulting firm. From 2001 through 2004, he had been Chief Financial Officer and Administrator at the law firm of Edwards, Wynn & Associates

Madhava Rao Mankal has been a director since October 2007. He has been Chief Financial Officer and Secretary and a Director of Medina International Holdings, Inc., a manufacturer of boats. since November 2004. Also, Mr. Mankal has been Chief Financial Officer, Secretary and Treasurer of Genesis Companies Group, Inc., Company formed to develop Laser stripping equipment. Since March 2006. Mr. Mankal served as President of Force Protection Inc., manufacturer of mine detecting vehicles, from January 2002 to September 2003 and Chief Financial Officer from May 1999 until September 2003.  In addition, he served on the Board of Directors of that entity from December 2001 to September 30, 2004. He has over 28 years experience in finance and accounting and holds accounting certifications from India and the United States. He has Bachelor Degree in commerce from Bangalore University.

Messrs. Ha Quang Bui and Giang Linh Bui are brothers.

Employment Agreements

Each of our executives has entered into an employment agreement with us. Each agreement is on at will basis subject to termination upon 30 day notice. The executives are entitled to vacation and personal and sick days as well as standard health benefits and insurance available to all of our employees. Each agreement contains standard confidentiality provisions.

Compensation under the employment agreements for each is as follows:

Name	Current Position/Office	Annual Compensation
Ha Quang Bui	Chief Excutive Officer and Chairman	$70,000
Hung Manh Tran	Executive Vice-President/Director	$55,777	*
Hieu Van Phan	Vice-President/Director	$41,364	**
Hai Thanh Tran	Vice-President/Director	$41,364	**
Giang Linh Bui	Vice-President/Director	$41,364	**
Timothy Pham	Vice-President/Director	$50,000
Edward K. Chi	Chief Financial Officer	$50,000
___________________
* $30,000 payable by Cavico Corp and $25,777 payable by Cavico Vietnam.
** Payable by Cavico Vietnam.

Committees of the Board

Our Board of Directors has established an Audit and Compensation Committee and a Nominating Committee, both consisting of Messrs. Madhava Rao Mankal (Chairman and considered independent under the Nasdaq rules), Hung Manh Tran and Timothy Dac Pham. The Compensation Committee consists of Messrs. Thanh Binh Huynh (Chairman and considered independent under the Nasdaq rules) and Hieu Van Phan. The Nominating Committee consists of Messrs. Tuan Duong Hoang (Chairman and considered independent under the Nasdaq rules), Giang Linh Bui and Hai Thanh Tran.

The functions of the Audit Committee are: (i) to recommend the engagement of the Company's independent auditors and review with them the plan, scope and results of their audit for each year; and (ii) to consider and review other matters relating to the financial and accounting affairs of the Company.

The main function of the Nominating Committee is to review and recommend to the Board of Directors all compensation packages, including the number and terms of stock options, offered to officers and executive employees of the Company.

Code of Ethics

We have adopted a "Code of Ethics for Directors, Officers and Employees", a code of ethics that applies to all employees, including our executive officers. A copy of our Code of Ethics for Directors, Officers and Employees will be filed with the Securities and Exchange Commission as Exhibit 14.1 to this Registration Statement.

Item 6. Executive Compensation

The following table sets forth compensation information for the Company’s Chief Executive Officer for the periods indicated. Under the rules of the Securities and Exchange Commission no other individual is required to be included in the table.

SUMMARY COMPENSATION TABLE*

Name and principal position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (d)	Total ($) (j)
Ha Quang Bui Chief Executive Officer	2006	39,565(1)	3,900(1)	43,465(1)

* In accordance with the rules of the Securities and Exchange Commission, this table omits columns that are not relevant.

(1) Mr. Bui did not join the Company until April 2006. Amounts disclosed represent compensation actually earned. Compensation was paid in Vietnamese currency and, for purposes of disclosure translated into US Dollars using an exchange rate of 15.739 Vietnamese Dongs per US Dollar. As part of his compensation, the Company issued 390,000 shares to Mr. Bui valued at $0.01 per share.

To date, none of the Company's non-employee directors have received any compensation from the Company.

Item 7.  Certain Relationships and Related Transactions

Note payable, secured by deed of trust, annual interest at 0%, due on demand, to Mr. Bui Quang Ha	$128,035

Note payable, secured by deed of trust, annual interest at 12.6%, due on demand, to Mrs. Pham Thi Ty	$1,246,883

Note payable, secured by deed of trust, annual interest at 0%, due on demand, to Mr. Tran Manh Hung	$337,818

Note payable, unsecured, annual interest at 8%, due on demand, to Providential Holdings	$37,020

Item 8.  Description of Securities

Our authorized capital consists of 300,000,000 shares of common stock, $.001 par value per share, of which 131,147,493 shares were issued and outstanding as of October 15, 2007, and 100,000,000 shares of Class B Preferred Stock, none of which are outstanding.

The following description is a summary and is qualified in its entirety by our Certificate of Incorporation and By-laws as currently in effect.

Each holder of common stock is entitled to receive ratable dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. As of the date of this prospectus, we have not paid any dividends on our common stock, and none are contemplated in the foreseeable future. We anticipate that all earnings that may be generated from our operations will be used to finance our growth.

Holders of common stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus the holders of more than 50% of the outstanding shares of common stock can elect all of our directors if they choose to do so.

The holders of our common stock have no preemptive, subscription, conversion or redemption rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive our assets pro rata.

Transfer Agent.

First American Stock Transfer, Inc. acts as transfer agent for the Company’s common stock.

PART II

Item 1.   Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information

There is currently no trading market for our common stock. We intend to take the necessary steps to have or common stock included for quotation on the OTC Bulletin Board. However, there can be assurance that our stock will be accepted for quotation.

Number of Stockholders

As of October 15, 2007, there were approximately 966 holders of record of our common stock.

Dividend Policy

Holders of the Company's Common Stock are entitled to receive dividends if and when declared by the Company’s Board of Directors out of funds legally available for distribution. Any such dividends may be paid in cash, property or shares of the Company’s common stock.

The Company has not paid any dividends since its inception, and it is not likely that any dividends on its Common Stock will be declared in the foreseeable future. Any dividends will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions.

Securities Authorized for Issuance under Equity Compensation Plans

The Company does not currently have any equity compensation plans authorized.

Item 2.  Legal Proceedings

From time to time the Company may become subject to litigation incidental to its business. Such claims, if successful, could exceed applicable insurance coverage. The Company is not currently a party to any material legal proceedings.

Item 3.  Changes in and Disagreements with Accountants

None.

Item 4.  Recent Sales of Unregistered Securities

On May 11, 2006, the Company effectuated a 300 for one reverse stock split.

On April 18, 2006, the company entered into an agreement with Cavico Vietnam, a joint stock company duly organized and existing under the laws of the Socialist Republic of Vietnam, whereby the company agreed to acquire certain assets in exchange for issuance of its common shares. Thereafter, on May 18, 2006, the company issued 79,000,000 shares of its common stock to Cavico Corporation (Vietnam), of which 60,062,200 were for onward distribution to Cavico Corporation's shareholders in exchange for their then-existing share holdings of Cavico Corporation (Vietnam). On that same date, an additional 4,937,800 of those shares were agreed to be distributed to certain key employees and officers of Cavico Vietnam for their services and contributions. These shares were issued in reliance upon the exemption from registration provided by Regulation S. On that same date, and simultaneous to the Cavico Corporation issuance, the company also issued 6,010,000 shares of its common stock to Providential Capital, Inc. in accordance with a consulting agreement with that company. These shares were issued under the exemption from registration provided by Rule 4(2).

On May 18, 2006, the Company issued 7,000,000 shares of common stock to The Stone Financial Group for cash. These shares were valued at $70,000 and were issued to an accredited investor free from restrictive legend pursuant to Rule 504 under the Securities Act.

On May 18, 2006, the Company issued 850,000 shares of common stock to The Stone Financial Group for services rendered. These shares were valued at $8,500 and were issued to an accredited investor free from restrictive legend pursuant to Rule 504 under the Securities Act.

On September 15,, 2006, the company issued 2,000,000 shares of its restricted common stock to Providential Holdings, Inc. exchange for consultancy services , valued at $20,000. The shares were issued under the exemption from registration provided by Section 4(2) of the Securities Act.

On December 4, 2006, the Company issued to 250,000 shares of common stock to two individuals. at $0.20 per share. The shares were issued under the exemption from registration provided by Section 4(2) of the Securities Act.

Between January and April 2007, the company issued 32,635,,000 shares of its restricted common stock for $8,110,549 to staff and employees of Cavico Vietnam and some partners of Cavico Vietnam pursuant to exemptions from registration provided by Regulation S under the Securities Act. The company issued 1,000,000 common shares for services and 2,105,000 common shares for $969,000.

Item 5.  Indemnification of Directors and Officers

Section 145 (“Section 145”) of the Delaware General Corporation Law, as amended (the “DGCL”), permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

The Company’s Certificate of Incorporation, as amended, provides that no current or former director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CAVICO CORP. AND SUBSIDIARIES
FINANCIAL STATEMENTS
December 31, 2006 and 2005

Contents

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Consolidated Balance Sheet as of December 31, 2006 and 2005	F-2

Consolidated Statements of Operations for Years Ended December 31, 2006 and 2005	F-3

Consolidated Statements of changes in Shareholder’s Equity (Deficit) and other comprehensive income (loss) for the Years Ended December 31, 2006 and 2005	F-4

Consolidated Statements of Cash Flows Years Ended December 31, 2006 and 2005	F-5

Notes to Financial Statements	F-6- F-20

INDEX TO INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
SEPTEMBER 30, 2007, AND 2006
(unaudited)

Page

Financial Statements:

Consolidated Balance Sheet as of September 30, 2007	F-21

Consolidated Statements of Operations for the Three Months And Nine Months Ended September 30, 2007, and 2006	F-22

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2007, and 2006	F-23

Notes to Financial Statements for the Nine Months Ended September 30, 2007, and 2006	F-24- F-36

JASPERS + HALL, PC

CERTIFIED PUBLIC ACCOUNTANTS
9175 Kenyon Avenue, Suite 100
Denver, CO 80237
303-796-0099

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cavico Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Cavico Corp. and Subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity and other comprehensive income (loss) for the years then ended, These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cavico Corp. and Subsidiaries at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficit that raises substantial doubt about the Company’s ability to continue as a going concern. Management’ plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

July 20, 2007

/s/Jaspers + Hall, PC

CAVICO CORP. AND SUBSIDIARIES
Consolidated Balance Sheet
December 31, 2006 AND 2005

ASSETS	2006	2005

Current Assets:
Cash	$716,901	$991,335
Accounts receivable -trade- net	10,128,932	10,039,907
Inventory	18,132,997	12,714,532
Other current assets	908,251	907,942
Total Current Assets	29,887,081	24,653,716

Fixed Assets:
Construction in progress	2,021,172	1,082,948
Temporary housing assets	550,983	438,459
Machinery and equipment	13,848,607	14,419,909
Vehicles	8,677,747	3,752,287
Office equipment	490,054	375,705
Leasehold improvements	-	566,491
	25,588,563	20,635,799
Less accumulated depreciation	(8,580,393)	(7,327,551)
Net Fixed Assets	17,008,170	13,308,248

Investments: held for resale	4,979,977	2,213,471

Other Assets:
Prepaid expenses	893,751	122,670
Other receivables	4,772	49,689
Total Other Assets	898,523	172,359

TOTAL ASSETS	$52,773,751	$40,347,794

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts payable - trade	$10,845,794	$5,573,536
Accrued expenses	2,724,276	3,273,604
Advances from customers	1,130,357	894,954
Payable to employees	2,364,326	1,940,658
Short-term notes	30,298,858	26,404,436
Notes payable - current portion	3,926,719	7,951,164
Notes payable - related parties	1,749,756	696,293
Current portion of capital lease obligations	124,474	162,908
Financial reserve fund	-	114,960
Total Current Liabilities	53,164,560	47,012,513

Long-Term Debt:
Long-term debt	7,622,741	3,880,311
Total Long-Term Debt	7,622,741	3,880,311

TOTAL LIABILITIES	60,787,301	50,892,824

Minority Interest in subsidiary	1,070,388	-

Stockholders' Deficit:
Preferred stock:$.001 par value - Class B, 100,000,000 authorized, none issued and outstanding	-	-
Common stock, no par value; 300,000,000 shares authorized; 95,392,282, and 30,954,100 shares issued and outstanding, respectively	95,392	30,954
Shares committed to be issued	100,000	-
Additional paid-in capital	3,926,050	2,054,235
Subscription receivable	(15,000)	-
Accumulated deficit	(12,945,137)	(12,100,894)
Other comprehensive loss	(245,243)	(529,325)
Total Stockholders' Deficit	(9,083,938)	(10,545,030)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$52,773,751	$40,347,794
-		-
The accompanying notes are an integral part of these financial statements.

CAVICO CORP. AND SUBSIDIARIES
Consolidated Statement of Operations
For the Years Ended December 31, 2006 and 2005

	2006	2005

Sales	$24,079,427	$22,566,306
-		-
Net Sales	24,079,427	22,566,306

Cost of Goods Sold	21,553,726	18,607,920

Gross Profit	2,525,701	3,958,386

Costs and Expenses:
Selling expenses	24,357	4,321
Bad Debt Provision	-	201,174
General and administrative expenses	2,720,071	2,319,925
	2,744,428	2,525,420

Net Income(Loss) from operations	(218,727)	1,432,966

Other Income (Expenses):
Other Income	596,818	368,716
Investment income	3,754,415	400,609
Other expenses	(93,851)	(1,040,349)
Interest expense	(3,232,852)	(3,905,555)
	1,024,530	(4,176,579)

Income before income taxes and
minority interest	805,803	(2,743,613)

Income taxes	(258,008)	(26,589)

Income before minority interest	547,795	(2,770,202)

Minority interest in income of subsidiary	(100,967)	-

Net Income(Loss)	$446,828	$(2,770,202)

Per Share Information:
Weighted average number
of common shares outstanding	79,060,529	30,954,100

Net Income (Loss) per common share	$0.01	$(0.09)

The accompanying notes are an integral part of these financial statements.

CAVICO CORP. AND SUBSIDIARIES
Consolidated Statement of Stockholders’ Equity
For the Years Ended December 31, 2006 and 2005

			Shares	Additional
	Common Stock		to be	Paid-in	Subscription	Accumulated	Comprehensive	Total
	Shares	Amount	issued	Capital	Receivable	Deficit	Income	Equity
Balance, December 31, 2004	21,777,000	21,777	-	1,781,784		(9,330,692)	(208,302)	(7,735,433)

Foreign currency adjustment							(321,023)	(321,023)

Stock issued for cash	9,177,100	9,177	-	272,451	-			281,628

Net Loss						(2,770,202)		(2,770,202

Balance, December 31, 2005	30,954,100	30,954	-	2,054,235	-	(12,100,894)	(529,325)	(10,545,030)
Dividends declared	23,201,118	28,740		1,262,331		(1,291,071)		-
Shares issued for Cash	5,906,982	368		367,898				368,266
Foreign currency adjustment							(126,645)	(126,645)
Unrealized gain on securities available for sale							410,727	410,727
Reverse merger acquisition - Cavico Corp	282,282	282		18,656				18,938
Shares issued to management	14,000,000	14,000		(14,000)				_
Shares issued to officers/employees	4,937,800	4,938		44,440				49,378
Stock issued for cash	7,000,000	7,000		63,000				70,000
Stock issued for consulting service	850,000	850		7,650				8,500
Stock issued for consulting service	6,010,000	6,010		54,090				60,100
Stock issued for services - PHI	2,000,000	2,000		18,000				20,000
Stock issued for cash	150,000	150		34,850	(15,000)			20,000
Stock issued for cash	100,000	100		14,900				15,000
Stock to be issued	-	-	100,000	-				100,000
Net income	-	-		-		446,828		306,828

Balance, December 31, 2006	95,392,282	95,392	100,000	3,926,050	(15,000)	(12,945,137)	(245,243)	(9,083,938)

The accompanying notes are an integral part of these financial statements.

CAVICO CORP. AND SUBSIDIARIES
Consolidated Statement of Cash Flows

	Year Ended
	December 31,
	2006	2005
Cash Flows From Operating Activities:
Net Income (Loss)	$446,828	$(2,770,202)
Adjustments to reconcile net Income (loss) to net cash
used in operating activities:
Depreciation and amortization	4,663,558	2,783,723
Bad debts - provisions	--	201,174
Gain(loss) on disposal of assets	(95,282)	(769,847)
Minority interests in net income	100,967
Stock issued for services	237,978	-

Changes in assets and liabilities:
Increase in accounts receivable	(89,025)	(4,133,709)
Increase in inventory	(5,418,465)	(3,557,497)
Increase in other current assets	(309)	(398,370)
Increase in other assets	(726,164)	(63,572)
Increase in accounts payables and accrued expenses	5,267,041	3,811,533

Total adjustments	(966,922)	(2,126,565)
Net Cash Used in Operating Activities	4,387,127	(4,896,767)

Cash Flows from Investing Activities:
Purchase of property and equipment	(6,209,451)	(1,681,381)
Increase of investments in other entities	(3,426,167)	(351,938)

Net Cash Used in Investing Activities	(9,635,618)	(2,033,319)

Cash Flow From Financing Activities:
Issuance of stock for cash, net of offering costs	-	281,628
Capital contributions	473,266	-
Proceeds from short and long-term notes	46,851,772	34,652,508

Principal payments of notes payable	(42,224,336)	(27,164,593)
Dividends and profit paid to owners	-	(255,708)
Net Cash Provided By Financing Activities	5,100,702	7,513,835

Increase (Decrease) in Cash	(147,789)	583,749

Effect of foreign currency translation	(126,645)	(321,023)

Cash and Cash Equivalents - Beginning of period	991,335	728,609

Cash and Cash Equivalents - End of period	$716,901	$991,335

Supplemental Cash Flow Information:
Interest paid	$4,983,149	$3,189,368
Taxes paid	$375,629	$33,345

The accompanying notes are an integral part of these financial statements.

CAVICO CORP. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005

Notes 1- GENERAL

The Company

Cavico Corp and Subsidiaries, (aka -Agent 155 Media Group, Inc.) (the Company) was organized as a Delaware corporation on September 13, 2004, to engage in any lawful act or activity for which corporations may be organized. At the time of incorporation, the Company was named Laminaire Corp. and in December 2004 the name was changed to Agent 155 Media Group, Inc. In April 2006, the Company entered into an “Asset Purchase Agreement “ with Cavico Vietnam Joint Stock Company, a joint stock company duly organized and existing under the laws of Socialist Republic of Vietnam. Under this purchase agreement, Agent 155, the buyer, transferred 79,000,000 shares of the Company’s common shares for all assets and liabilities of Cavico Vietnam Joint Stock Company (“CVJSC”) following a 300-to-1 reverse stock split of Agent 155 common stock. On May 18, 2006, following the consummation of the Asset Purchase Agreement, the name of the Company was changed to Cavico Corp.

The merger of Agent 155 Media Group, Inc. with “CVJSC” was accounted for as a reverse acquisition under the purchase method of accounting since the shareholders of “CVJSC” obtained control of the consolidated entity (the "Company"). Accordingly, the merger of the two companies is recorded as a recapitalization of Agent 155 Media Group, Inc., with “CVJSC” being treated as the continuing entity. The historical financial statements to be presented are those of “CVJSC”.

Cavico Vietnam Joint Stock Company in Hanoi, Vietnam. Construction and Investment Vietnam Joint Stock Company’s main operations include the following: constructing power projects up to 35KV, shoveling mine soil and stone, constructing transport and irrigation works, industrial and civil construction, leasing machines and equipment, trading production and consumption materials, machines and equipment for construction, transport, irrigation, and power projects installation.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. At December 31, 2006, the Company has an accumulated deficit of $12,945,137 and has a working capital deficit of approximately $23,277,479. The ability of the Company to operate as a going concern is dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) cut operating costs such that the Company can operate until such time that it resumes generating positive cash flow from operations.

Management is taking following steps to address this situation: (a) reducing operating costs, thus reducing the break even revenue level; (b) negotiating to replace the line of credits with an agreement more attractive terms and expand borrowing capacity; (c) raising equity capital on reasonable terms.

The future success of the Company is likely dependent on its ability to obtain additional capital to support growth and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations. The successful outcome of these or any future activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute their business plans or generate positive operating results. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and its subsidiaries: Cavico Bridge and Underground JSC, Cavico Mining and Construction, JSC, Cavico Trading Company, Ltd, Cavico Construction and Infrastructure Investment, Ltd, Cavico Power Installation and Company, Ltd, Cavico Transportation Construction, Ltd, and Cavico Hydropower Construction, Ltd. All significant intercompany accounts and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets and the collectibility of accounts receivable.

Cash and Cash Equivalents

The Company maintains the majority of its cash accounts at a commercial bank and cash on hand. The total cash balance is insured by the state bank of Vietnam. For purposes of the statement of cash flows, the Company considers all cash and highly liquid investments with initial maturities of three months or less to be cash equivalents.

Investment in Marketable Securities

Investments with original maturities of less than 90 days are considered cash equivalents, and all other investments are classified as short-term investments. Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Available-for-sale investments are stated at fair value with net unrealized gains or losses reported in stockholders’ equity. Investments classified as held-to-maturity are carried at amortized cost in the absence of any other than temporary decline in value. Realized gains and losses, and declines in value judged to be other than temporary are included in interest income. The cost of securities sold is computed using the specific identification method.

Inventories

Inventories are stated at the weighted-average method. Market value for raw materials is based on replacement cost and for work-in-process on net realizable value.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Continued

Accounts Receivable

The Company grants credit to customers within the Vietnam and does not require collateral. The Company’s ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by the Company. The Company’s main customers were project management units established by Electricity of Vietnam, which accounts for 99% of all accounts receivable.

Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts, which management believes are sufficient. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts. As of December 31, 2006 and 2005, the Company had a reserve of $533,176 and $222,310 respectively.

Property and Equipment

Property and equipment, including renewals and betterments, are stated at cost. Assets held under capital leases are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets. The Company follows the practice of capitalizing property and equipment purchased over $600. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation and amortization are computed on the straight-line method over the following estimated useful lives of the related assets, which range from two to twenty five years, and are as follows:

Temporary housing assets	5 years
Machinery and Equipment	5 to 7 years
Vehicles	3 to 10 years
Office Equipment	3-8 years

Depreciation expense for the years ended December 31, 2006 and 2005 was $4,663,558 and $2,783,723 respectively.

Construction in Progress

Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2006 and 2005, represents land costs, infrastructure and building expenditures.

Long-Lived Assets

The Company’s management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long lived assets impairment is determined by management. At December 31, 2006 and 2005, the Company’s management believes there was no impairment of its long-lived assets. There can be no assurance however, that market conditions will not change or demand for the Company’s services will continue, which could result in impairment of long-lived assets in the future.

Fair Value of Financial Instruments

The carrying amount of cash, cash equivalents, investment securities, notes payable, accounts receivable, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the notes payable and long-term debt are reasonable estimates of fair value as the loans bear interest based on market rates currently available for debt with similar terms.

Income Taxes
The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Continued

Concentration of Credit Risk

The Company invests its excess cash in government bonds and other highly liquid debt instrument of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities to safely maintain an adequate level of liquidity.

Revenue Recognition

Revenue is recognized to the extent that it is probable and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognized:

Sale of finished goods: Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

Service Revenue: Where the contract outcome can be reliably measured, revenue is recognized by reference to the stage of completion. Stage of completion is measured by the percentage of the labor hours incurred to the balance sheet date over total estimated labor hours for each contract.

Revenue from construction contract: Revenue from construction contract is recorded when the amount of work finished for each project has been certified and evidenced by a Hand-over Minute and Summary of amount. The customer has to verify the quantity and value per the contract and approves the bill based on the physical verification.

The Company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contracted costs. Customer-furnished materials, labor, and equipment, and in certain cases subcontractor materials, labor, and equipment are included in revenues and cost of revenue when management believes that the Company is responsibility for the ultimate acceptability of the project.

Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. The construction contracts have one to two years of warranty period. The portion of revenue related to warranty ranging 5% to 10% depending on each contract is not recognized until the warranty period is matured. Revenues recognized in excess of amounts billed are classified as current assets under contract work-in-progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billing on contracts.

Changes in project performance and conditions, estimated profitability, and final contract settlements may result in future revisions to construction contract costs and revenue.

Other Comprehensive Income

The Company has adopted Financial Accounting Standards Board Statement No. 130, “Reporting Comprehensive Income” (SFAS 130). SFAS 130 requires reporting and displaying comprehensive income and its components in a full set of general-purpose financial statement. The Company’s unrealized loss of $126,645 and $321,023 for the years ended December 31, 2006 and 2005 relates to the translation of financial statements from Vietnam Dong to US Dollars. The Company also recorded $410,727 unrealized gain on securities available for sale for the year ended December 31, 2006.

Foreign Currency Translation

The Company accounts for translation of foreign currency in accordance with Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation.”

Earning (Loss) Per Share of Common Stock

Net earning (loss) per share of common stock is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. There were no common stock equivalents during 2006 and 2005.

NOTE 3- INVENTORY

Inventories at December 31, 2006 and 2005 by major classification, were comprised of the following:

	2006	2005

Material and supplies	$2,186,829	$2,545,538
Work in progress	17,760,182	11,983,008
Reserve	(1,814,014)	(1,814,014)
Inventory - net	$18,132,997	$12,714,532

NOTE 4- INVESTMENTS

The equity method of accounting is used when the company has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities. Non-marketable investments in which the Company has less than a 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

The Company’s investments in companies that are accounted for on the cost method of accounting consist of the following:

	2006	2005
1. Tour Zones Investment and Construction JSC	$46,758	$56,942
2. Energy Development and Investment JSC	194,264	—
3. Energy Construction JSC	149,626	356,656
4. Mai Son Cement Joint Stock Company	56,110	—
5. Van Chan Hydropower Company	31,172	—
6. Ha Tay Investment and Development JSC	2,494	—
7. Businessman Culture Development JSC	12,469	—
8. Cavico Hitech	3,117	—
9. Cavico Tower	144,950	—
10. Underground Work Construction JSC	—	106,185
	$640,960	$519,783

Marketable Securities

Available-for-sale securities consisted of the following at December 31, 2006 and 2005:

	2006
	Number of shares	Cost	Fair Value	Accumulated unrealized gain/loss

Common Stock:
Habubank Bank Stock	2,303,750	$1,951,761	$1,951,761
Vinavico	451,200	635,697	1,046,424	410,727
Vietnam Power Development JSC	100,000	62,344	62,344
Vietnam Growth Investment Fund (VF2)	2,000,000	1,265,586	1,265,586
Prudential Life Insurance		7,634	7,634
An Binh Rural Commercial JSB		—	—
Government Bonds	8,450	5,268	5,268
Total Securities	4,863,400	$3,928,290	$4,339,017	410,727

	2005
	Number of shares	Cost	Fair Value	Accumulated unrealized gain/loss

Common Stock:
Habubank Bank Stock	2,115,000	$1,332,286	1,332,286	-
Vinavico	100,000	62,990	62,990	-
Vietnam Power Development JSC	100,000	62,992	62,992	-
Vietnam Growth Investment Fund (VF2)				-
Prudential Life Insurance		8,459	8,459	-
An Binh Rural Commercial JSB	360,000	226,772	226,772	-
Government Bonds	300	189	189	-
Total Securities	2,675,300	$1,693,688	$1,693,688	-

The Company’s short-term investments comprise equity and debt securities, all of which are classified as available-for-sale securities and are carried at their fair market value based on quoted market prices of the securities at December 31, 2006 and 2005. Net realized and unrealized gains and losses on trading securities are included in net earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

As at December 31, 2006 the Company held 2,303,750 shares of Habubank.

Investment income for the years ended December 31, 2006 and 2005 consists of the following:
	2006	2005
Gross realized gains from sale of trading securities	$2,779,063	—

Dividend and interest income	975,352	301,250

Net unrealized holding gains	410,727	—

Net investment income	$4,165,142	$301,250

NOTE 5- CAPITAL LEASE OBLIGATIONS

The Company is a lessee of certain equipment under capital leases that expire on various dates through December 2010. Terms of the lease call for quarterly payments ranging from $1,385 to $25,079, at implicit rates of interest ranging from 10.2% to 12.6% per annum (the incremental borrowing rate). The assets and liabilities under capital leases are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets. The assets are depreciated over their estimated useful lives.

Minimum future lease payments under current lease agreements at December 31, 2006 and 2005 are as follows:
	2006	2005
2006	—	187,272
2007	$142,396	136,006
2008	33,255	25,255
2009	6,692	—
2010	2,360	—
Total minimum lease payments	184,703	348,533

Less amount representing interest	(18,521)	(36,366)
Present value of net minimum lease payments	166,182	312,167
Less current portion	(124,474)	(162,909)
Long-term portion	$41,708	$149,258

The following is an analysis of the equipment under capital leases as of December 31, 2006 and 2005, which is included in property and equipment:

	2006	2005
Equipment and vehicles	$590,031	$566,491
Less accumulated depreciation	(259,971)	(181,499)
Net	$330,060	$384,992

NOTE 6- COMMITMENTS AND CONTIGENCIES

Operating Rental Leases

The Company leases its office and warehouse facilities in Hanoi, Vietnam from various lessors under an month-to-month operating lease that requires minimum monthly payments of $25,440. The leases requires the Company to pay property taxes and maintenance, and expires in December 31, 2007; September 15, 2008; December 31, 2008; October 25, 2009. For the year ended December 31, 2006, building rent expense was $220,133.

Litigation

The Company may be involved from time to time in various claims, lawsuits, disputes with third parties, action involving allegations or discrimination or breach of contract actions incidental in the normal operations of the business. The Company is currently not involved in any such litigation which management believes could have a material adverse effect on its financial position.

NOTE 7- NOTES PAYABLE - SHORT-TERM

Notes Payable consisted of the following at December 31, 2006 and 2005:

	2006	2005
Demand note payable, secured by machinery and equipment, annual interest rank from 11.4% to 13.2%, due to Hanoi Building Commercial Joint Stock Bank (Habubank)	$7,669,072	$6,557,912

Note payable, secured by VF2 Fund Certificate, annual interest rank from 11.64% to 12.6%, due to Military Commercial Joint Stock Bank	1,496,259	268,409

Note payable, secured by machinery and equipment, annual interest at 10.8%, due to North Asia Commercial Joint Stock Bank - Nghe An Branch	60,200	60,826

Note payable, secured by machinery and equipment, annual interest at 13.2%, due to Tu Liem Branch - Agribank	2,268,453	2,519,576

Note payable, secured by machinery and equipment, annual interest at 12%, due to An Binh Rural Commercial Joint Stock Bank	87,282	566,929

Note payable, secured by machinery and equipment, annual interest rank from 11.4% to 12.6%, due to Agribank - Northern Hanoi Branch	4,473,165	908,207

Note payable, secured by machinery and equipment, annual interest at 12.36%, due to Agribank - Southern Hanoi Branch	1,207,926	933,018

Note payable, secured by machinery and equipment, annual interest rank from 11.4% to 12.4%, due to Agribank - Eastern Hanoi Branch	3,288,842	3,229,984

Note payable, secured by machinery and equipment, annual interest at 13.8%, due to BIVD - Thang Long Branch	100,143	235,846

Note payable, secured by machinery and equipment, annual interest at 13.2%, due to Saigon Commercial Joint Stock Company	356,040	181,378

Note payable, secured by machinery and equipment, annual interest at 13.2%, due to Son La - BIVD	461,347	503,937

Note payable, secured by machinery and equipment, annual interest rank from 12.36% to 13.2%, due to Hoang Mai - Agribank	2,176,936	2,919,480

Note payable, secured by machinery and equipment, annual interest at 0% due to Lung Lo Construction JSC	48,235	48,737

Note payable, secured by deed of trust, annual interest at 10.8%, due to Petroleum Financial Company	1,433,979	1,574,803

Note payable, secured by Habubank shares, annual interest at 12%, due to Ms Nguyen Thi Thuy An	1,898,940	1,888,839

Note payable, secured by deed of trust, annual interest at 0% interest, due to other individuals	3,272,039	4,006,555

Total Short-term Debt	$30,298,858	$26,404,436

NOTE 8 - LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 2006 and 2005:
	2006	2005
Note payable, secured by machinery and equipment, annual interest rank from 10.2% to 12.6%, due to Habubank	$410,755	$1,045,285

Note payable, secured by deed of trust, annual interest rank from 12.4% to 13.2% due to East Hanoi - Agribank	1,406,943	1,766,920

Note payable, secured by deed of trust, annual interest rank from 10.2% to 14.16%, due to South Hanoi - Agribank	840,565	998,505

Note payable, secured by machinery and equipment, annual interest rank from 9.36% to 10.8% due to Tu Liem - Agribank	2,665,092	3,340,954

Note payable, secured by machinery and equipment, annual interest at 10.5%, due to Incombank - Yen Vien Branch	503,797	749,658

Note payable, secured by deed of trust, interest rank from 10.2% to 14.16%, due to North Hanoi - Agribank	1,438,670	680,024

Note payable, secured by machinery, equipment and deed of trust, annual interest at 13.8%, due to Hoang Mai - Agribank	2,587,031	900,688

Note payable, secured by deed of trust annual interest at 13.2%, due to Saigon Commercial JS Bank	832,504	—

Note payable, secured by deed of trust, annual interest at 14.4%, due to Son La - BIDV	148,691	149,259

Note payable, secured by deed of trust, annual interest at 5.4%, due to Son La Development Support Fund	287,799	18,898

Note payable, secured by deed of trust, annual interest at 10.8%, due to Petroleum Financial Company	315,354	364,151

Notes payable, secured by machinery and equipment, annual interest at 12%, due to individuals	24,954	54,724

Notes payable, secured by machinery and equipment, annual interest at 10.44%, Military Commercial Joint Stock Bank	22,444	1,462,425

Notes payable, secured by machinery and equipment, annual interest at 12%, North Asia Commercial Joint Stock bank	23,153	23,394

Notes payable, secured by machinery and equipment, annual interest at 12%, An Binh Rural Commercial Joint Stock Bank	—	12,220

Notes payable, secured by machinery and equipment, annual interest at 12%, Agribank - Hoang Mai Branch	—	96,850

Notes payable, secured by machinery and equipment, annual interest rank from 10% to 12.6%, under Finance Lease	41,708	178,898
	11,549,460	11,831,475
Less current portion of long term debt	(3,926,719)	(7,951,164)

Total Long-term Debt	$7,622,741	$3,880,311

Future maturities on long-term debt are as follows as of December 31, 2006:

2007	$4,051,194
2008	4,464,067
2009	1,199,300
2010	824,720
2011	1,134,653
$11,673,934

NOTE 9 - RELATED PARTY TRANSACTIONS

Related party transactions consisted of the following at December 31, 2006 and 2005:

	2006	2005
Note payable, secured by deed of trust, annual interest at 0%, due on demand, to Mr. Bui Quang Ha	$128,035	$686,252

Note payable, secured by deed of trust, annual interest at 12.6%, due on demand, to Mrs. Pham Thi Ty	1,246,883	—

Note payable, secured by deed of trust, annual interest at 0%, due on demand, to Mr. Tran Manh Hung	337,818	10,041

Note payable, unsecured, annual interest at 8%, due on demand, to Providential Holdings	37,020	—
	$1,749,756	$696,293

NOTE 10 - STOCKHOLDERS’ EQUITY

The Company accounts for the issuance of equity instruments to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable.

During the year ended December 31, 2006, the company made the following transactions;

The Company issued 13,156,982 shares of common stock for $ 488,266 cash received.
The Company issued 8,860,000 shares of common stock valued at $88,600 was issued for consulting services.
The Company issued 4,937,800 shares of common stock to officers for compensation valued of $49,378.
The Company issued 23,201,118 shares of common stock valued at $368,266 for dividends.
The Company issued 14,000,000 shares of common stock to Cavico JSC for the future use.
282,282 shares of common stock were recorded as a result of reverse merger after reverse split.

During the year ended December 31, 2005, the company made the following transactions;

The Company issued 9,177,100 shares of common stock for $281,628 cash received.

NOTE 11- INCOME TAX

Local Vietnam Income Tax

Pursuant to the tax laws of Vietnam, general enterprises are subject to income tax at an effective rate of 28%. A reconciliation of tax at United States federal statutory rate to provision for income tax recorded in the financial statements is as follows:

In addressing the reliability of deferred tax assets, management considers whether is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. A reconciliation of the statutory Federal income tax rate and the effective tax rate for the years ended December 31, 2006 and 2005 follows:

	December 31,	December 31,
	2006	2005

Statutory federal income tax rate	(35)%	(35)%

State income taxes, net of federal taxes	(5)%	(5)%

Non-deductible items	9%	9%

Valuation allowance	31%	31%

Effective income tax rate	0%	0%

Significant components of deferred tax assts and liabilities are as follows:

	December 31,	December 31,
	2006	2005
Deferred tax assets (liabilities):

Net operating loss carryforward	$-	$13,100

Valuation allowance	-	(13,100)

Net deferred tax assets	$-	$-

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. As of December 31, 2006, the Company had no net operating loss carryforwards for federal income tax purposes. Utilization of the net operating loss may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

NOTE 12- NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No 123(R)(revised 2004), Share-Based Payment” which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods after June 15, 2005. The new standard will require entities to expense employee stock options and other share-based payments. The new standard may be adopted in one of three ways - the modified prospective transition method, a variation of the modified prospective transition method or the modified retrospective transition method. The Company is evaluation how it will adopt the standard and evaluating the effect that the adoption of SFAS 123(R) will have on our financial position and results of operations.

In November 2004, the FASB issued SFAS No 151, Inventory Costs, an amendment of ARB No. 43, Chapter. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “. under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and handling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. The adoption of SFAS No. 151 is not expected to have a material impact on the Company’s financial position and results of operations.

In December 2004, the FASB issued SFAS No.153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company’s financial position and results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company will adopt FIN 47 beginning the first quarter of fiscal year 2006 and does not believe the adoption will have an material impact on its consolidated financial position or results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and a correction of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the company in the first quarter of 2007. The company is currently evaluating the effect that the adoption of SFAS 154 will have on its results of operations and financial condition but does not expect it to have a material impact.

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 05-6. Determining the Amortization Period for Leasehold Improvements, which requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. EITF 05-6 is effective for periods beginning after July 1, 2005. We do not expect the provisions of this consensus to have a material impact on the financial position, results of operations or cash flows.

SFAS 155 - ‘Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140’

This Statement, issued in February 2004, amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e. Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of our first fiscal year that begins after September 15, 2004.

The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of our fiscal year, provided we have not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Provisions of this Statement may be applied to instruments that we hold at the date of adoption on an instrument-by-instrument basis.

The Company is currently reviewing the effects of adoption of this statement but it is not expected to have a material impact on our financial statements.

SFAS 156 - ‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140’

This Statement, issued in March 2004, amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.

2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

3. Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.

4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2004. The adoption of this statement is not expected to have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No.157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on our company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This statement requires employers to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on our company’s future reported financial position or results of operations.

CAVICO CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Sep 30, 2007	Dec 31, 2006
ASSETS	(unaudited)

Current Assets:
Cash	$3,096,644	$716,901
Accounts receivable -trade- net	15,001,026	10,128,932
Inventory	29,857,323	18,132,997
Other current assets	1,465,236	908,251
Short-term investments	100,000
Total Current Assets	49,520,229	29,887,081

Fixed Assets:
Construction in progress	2,823,794	2,021,172
Temporary housing assets	411,733	550,983
Machinery and equipment	19,086,260	13,848,607
Vehicles	11,858,353	8,677,747
Office equipment	623,952	490,054
Leasehold improvements	82,181	-
	34,886,273	25,588,563
Less accumulated depreciation	(12,071,492)	(8,580,393)
Net Fixed Assets	22,814,781	17,008,170

Investments: held for resale	8,830,680	4,979,977

Other Assets:
Prepaid expenses	1,370,391	893,751
Other receivables	9,933	4,772
Total Other Assets	1,380,324	898,523

TOTAL ASSETS	$82,546,014	$52,773,751

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable - trade	$8,000,865	$10,845,794
Accrued expenses	4,644,864	2,724,276
Advances from customers	7,570,463	1,130,357
Payable to employees	2,010,578	2,364,326
Short-term notes	36,101,855	30,298,858
Notes payable - current portion	1,058,760	3,926,719
Notes payable - related parties	126,682	1,749,756
Current portion of capital lease obligations	26,282	124,474

Other current liabilities	4,682	-
Total Current Liabilities	59,545,031	53,164,560

Long-Term Debt:
Capital lease obligations - long-term	65,520
Long-term debt	11,033,465	7,622,741
Total Long-Term Debt	11,098,985	7,622,741

TOTAL LIABILITIES	70,644,016	60,787,301

Minority Interest in subsidiary	7,689,758	1,070,388

Stockholders' Deficit:
Preferred stock:$.001 par value - Class B,
100,000,000 authorized, none issued and outstanding	-	-
Common stock, no par value; 300,000,000 shares
authorized; 131,132,282 and 95,392,282
shares issued and outstanding, respectively	131,132	95,392
Shares committed to be issued	100,000	100,000
Additional paid-in capital	12,981,110	3,924,050
Subscription receivable	-	(15,000)
Accumulated deficit	(8,826,325)	(12,945,137)
Other comprehensive loss	(173,677)	(245,243)
Total Stockholders' Deficit	4,212,240	(9,083,938)

TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$82,546,014	$52,773,751

See accompanying notes to the consolidated financial statements.

CAVICO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30
	2007	2006	2007	2006

Sales	$7,713,921	$6,220,294	$20,123,277	$17,616,416

Net Sales	7,713,921	6,220,294	20,123,277	17,616,416

Cost of Goods Sold	4,776,230	4,356,503	12,370,036	12,533,757

Gross Profit	2,937,691	1,863,791	7,753,241	5,082,659

Operating Expenses:
Selling expenses	10,776	14,212	13,432	14,212
Depreciation	1,210,045	722,846	3,345,607	2,215,572
General and administrative expenses	1,065,646	643,801	3,308,045	1,887,397
	2,286,467	1,380,859	6,667,084	4,117,181

Net Income from operations	651,224	482,932	1,086,157	965,478

Other Income(Expenses):
Other Income	81,445	54,446	106,070	139,278
Other expenses	(297,869)	(1,844)	(90,562)	---
Investment income	6,067,280	93,068	9,317,022	2,851,035
Interest expense	(1,534,044)	(1,269,775)	(4,048,327)	(3,268,169)
	4,316,812	(1,124,104)	5,284,203	(277,856)

Income before income taxes and
minority interest	4,968,036	(641,172)	6,370,360	687,622

Income taxes	(1,337,624)	(65,670)	(2,037,789)	(108,665)

Income before minority interest	3,630,412	(706,842)	4,332,571	578,957

Minority interest in income of subsidiary	(213,757)	(101,088)	(213,757)	(101,088)

Net Income	$3,416,655	$(807,930)	$4,118,814	$477,869

Per Share Information:
Weighted average number
of common shares outstanding	131,132,282	93,468,369	128,823,843	73,506,422

Net income per common share	$0.026	$(0.009)	$0.032	$0.007

See accompanying notes to the consolidated financial statements.

CAVICO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2007 and 2006

	2007 (unaudited)	2006 (unaudited)
Cash Flows from Operating Activities:
Net income
Adjustments to reconcile net profit to net cash	$4,118,814	$477,869
used in operating activities:
Depreciation and amortization	4,720,056	2,215,572
Gain/(loss) from sales of fixed assets	(20,592)	-
Gain from other investment activities	(9,317,022)	(3,203,928)
Minority interest	(213,757)	-
Stock issued for services	300,000
Changes in assets and liabilities:
Decrease (Increase) in accounts receivable & other current assets	(5,570,219)	(3,542,921)
Decrease (Increase) decrease in inventory	(11,876,123)	(5,052,186)
(Increase) Decrease in prepaid expenses	(572,441)	(470,613)
(Decrease) Increase in accounts payable	12,087,352	6,461,229
(Decrease) Increase in accrued expenses	(202,169)	(462,203)
Net Cash Used In Operating Activities	$(6,546,101)	$(3,577,181)

Cash Flows from Investing Activities:
Purchase of property and equipment	(12,007,607)	(1,869,847)
Disposal of fixed assets	1,381,930	1,407,655
Increase in investments and joint ventures	5,236,388	1,466,419
Net Cash Provided (Used) by Investing Activities	$(5,389,289)	$1,004,227

Cash Flows from Financing Activities:
Principal payments on loans	(41,619,738)	(27,453,741)
Proceeds from notes and loans payable	46,749,235	29,247,537
Capital contributions from owners	9,263,408	764,849
Principal payments on capital lease obligations	(73,116)	(93,138)
Net Cash Provided By Financing Activities	$14,319,789	$2,465,507

Net (Decrease) Increase in Cash and Cash Equivalents	2,384,399	(107,447)

Cash and Cash Equivalents at Beginning of Period	716,901	991,335

Effects of fluctuations in foreign exchange rates	(4,656)	(109,816)

Cash and Cash Equivalents at End of Period	$3,096,644	$774,072

Supplemental Information:
Interest paid	4,250,496	3,730,372
Income taxes paid	495,951	55,644

See accompanying notes to the consolidated financial statements.

CAVICO CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 1 - BASIS OF PRESENTATION

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated interim financial statements be read in conjunction with the consolidated financial statements of the Company for the period ended December 31, 2006 and notes thereto included in the Company's Form 10-KSB. The Company follows the same accounting policies in the preparation of consolidated interim reports.

Results of operations for the interim periods are not indicative of annual results.

The Company

Cavico Corp and Subsidiaries, (aka -Agent 155 Media Group, Inc.) (the Company) was organized as a Delaware corporation on September 13, 2004, to engage in any lawful act or activity for which corporations may be organized. At the time of incorporation, the Company was named Laminaire Corp. and in December 2004 the name was changed to Agent 155 Media Group, Inc. In April 2006, the Company entered into an “Asset Purchase Agreement “ with Cavico Vietnam Joint Stock Company, a joint stock company duly organized and existing under the laws of Socialist Republic of Vietnam. Under this purchase agreement, Agent 155, the buyer, transferred 79,000,000 shares of the Company’s common shares for all assets and liabilities of Cavico Vietnam Joint Stock Company (“CVJSC”) following a 300-to-1 reverse stock split of Agent 155 common stock. On May 18, 2006, following the consummation of the Asset Purchase Agreement, the name of the Company was changed to Cavico Corp.

The merger of Agent 155 Media Group, Inc. with “CVJSC” was accounted for as a reverse acquisition under the purchase method of accounting since the shareholders of “CVJSC” obtained control of the consolidated entity (the "Company"). Accordingly, the merger of the two companies is recorded as a recapitalization of Agent 155 Media Group, Inc., with “CVJSC” being treated as the continuing entity. The historical financial statements to be presented are those of “CVJSC”.

Cavico Vietnam Joint Stock Company in Hanoi, Vietnam. Construction and Investment Vietnam Joint Stock Company’s main operations include the following: constructing power projects, shoveling mine soil and stone, constructing transport and irrigation works, industrial and civil construction, leasing machines and equipment, trading production and consumption materials, machines and equipment for construction, transport, irrigation, and power projects installation.

NOTE 2 - GOING CONCERN

The Company has an accumulated deficit as of September 30, 2007 of $8,826,325. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. As of September 30, 2007, the current liabilities exceed the current assets by $10,024,802. As shown in the financial statements, the Company incurred a net profit of $4,118,814 for the nine months then ended.
The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and its subsidiaries: Cavico Bridge and Underground Construction JSC, Cavico Mining and Construction JSC, Cavico Trading JSC, Cavico Construction and Infrastructure Investment JSC, Cavico Power and Resource JSC, Cavico Transport JSC, Cavico Hydropower Construction JSC, and Energy Construction JSC. All significant intercompany accounts and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets and the collectibility of accounts receivable.

Cash and Cash Equivalents

The Company maintains the majority of its cash accounts at a commercial bank and cash on hand. The total cash balance at commercial bank is insured by the State bank of Vietnam. For purposes of the statement of cash flows, the Company considers all cash and highly liquid investments with initial maturities of three months or less to be cash equivalents.

Investment in Marketable Securities

Investments with original maturities of less than 90 days are considered cash equivalents, and all other investments are classified as short-term investments. Management determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Available-for-sale investments are stated at fair value with net unrealized gains or losses reported in stockholders’ equity. Investments classified as held-to-maturity are carried at amortized cost in the absence of any other than temporary decline in value. Realized gains and losses, and declines in value judged to be other than temporary are included in interest income. The cost of securities sold is computed using the specific identification method.

Inventories

Inventories are stated at the weighted-average method. Market value for raw materials is based on replacement cost and for work-in-process on net realizable value.

Accounts Receivable

The Company grants credit to customers within the Vietnam and does not require collateral. The Company’s ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by the Company. The Company’s main customers were project management units established by Electricity of Vietnam, which accounts for 99% of all accounts receivable.Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts, which management believes are sufficient. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts. As of September 30, 2007, the Company had a reserve of $533,176 respectively.

Property and Equipment

Property and equipment, including renewals and betterments, are stated at cost. Assets held under capital leases are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets. The Company follows the practice of capitalizing property and equipment purchased over $600. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation and amortization are computed on the straight-line method over the following estimated useful lives of the related assets, which range from three to ten years, and are as follows:

Temporary housing assets	5 years
Machinery and Equipment	5 to 7 years
Vehicles	3 to 10 years
Office Equipment	3 to 8 years

Depreciation expense for the nine-months ended September 30, 2007 and 2006 was $3,345,607 and $2,215,572 respectively.

Construction in Progress

Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at September 30, 2007, represents land costs, infrastructure and building expenditures.

Long-Lived Assets

The Company’s management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long lived assets impairment is determined by management. At September 30, 2007 and December 31, 2006, the Company’s management believes there was no impairment of its long-lived assets. There can be no assurance however, that market conditions will not change or demand for the Company’s services will continue, which could result in impairment of long-lived assets in the future.

Fair Value of Financial Instruments

The carrying amount of cash, cash equivalents, investment securities, notes payable, accounts receivable, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the notes payable and long-term debt are reasonable estimates of fair value as the loans bear interest based on market rates currently available for debt with similar terms.

Concentration of Credit Risk

The Company invests its excess cash in government bonds and other highly liquid debt instrument of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities to safely maintain an adequate level of liquidity.

Revenue Recognition

Revenue from product and services are recognized at the time goods are shipped or services are provided and accepted by the customer, with an appropriate provision for returns and allowances.
The Company recognizes engineering and construction contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contracted costs. Customer-furnished materials, labor, and equipment, and in certain cases subcontractor materials, labor, and equipment are included in revenues and cost of revenue when management believes that the Company is responsibility for the ultimate acceptability of the project. Contracts are segmented between types of services such as engineering and construction, and accordingly, gross margin related to each activity is recognized as those separate services are rendered.

Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Claims against customers are recognized as revenue upon settlement. Revenues are recognized in excess of amounts billed are classified as current assets under contract work-in-progress. Amounts billed to clients in excess of revenues recognized to date are classified as current liabilities under advance billing on contracts.
Changes in project performance and conditions, estimated profitability, and final contract settlements may result in future revisions to construction contract costs and revenue.

Other Comprehensive Income

The Company has adopted Financial Accounting Standards Board Statement No. 130, “Reporting Comprehensive Income” (SFAS 130). SFAS 130 requires reporting and displaying comprehensive income and its components in a full set of general-purpose financial statement. The Company’s unrealized loss of $244,963 and $639,540 for the nine-months ended September 30, 2007 and for the years ended December 31, 2006 relates to the translation of financial statements from Vietnam Dong to US Dollars.

Foreign Currency Translation

The Company accounts for translation of foreign currency in accordance with Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation.”

Earning (Loss) Per Share of Common Stock

Net earning (loss) per share of common stock is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. There were no common stock equivalents during nine-months ended September 30, 2007 and 2006.

NOTE 4 - INVENTORY

Inventories at September 30, 2007 by major classifications, were comprised of the following:

Goods in transit	$393,908
Material and supplies	2,713,735
Tools, instruments	37,312
Work in progress	27,971,524
Merchandises	554,070
Goods on consignment	788
Reserve	(1,814,014)
Inventory - net	$29,857,323

NOTE 5 - OTHER CURRENT ASSETS

Other current assets at September 30, 2007 by major classifications, were comprised of the following:

Prepaid loan interest	$64,962
Tools and supplies	491,801
Other prepaid expenses	124,262
Deductible Value Added Tax	784,012
Others	198
TOTAL	$1,465,235

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction in progress were comprised of the following at September 30, 2007:

Purchase of fixed assets	$5,951
Property development-Chieng Ngan Project	2,754,363
Repairing fixed assets	59,407
Leasehold land - Cavico Tower	-
Others	4,073
TOTAL	$2,823,794

NOTE 7 - INVESTMENTS

The equity method of accounting is used when the company has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities. Non-marketable investments in which the Company has less than a 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

The Company’s investments in companies that are accounted for on the cost method of accounting at September 30, 2007 consisted of the following:

1. Agriculture Construction Corporation	$61,870
2. Tour Zones Investment and Construction JSC	83,524
3. Cavico Energy Development and Investment JSC	250,395
4. Mai Son Cement Joint Stock Company	358,844
5. Van Chan Hydropower Company	30,935
6. Ha Tay Investment and Development JSC	14,849
7. Businessman Culture Development JSC	18,561
8. Cavico Hitech	55,992
9. Cavico Tower	704,858
10. Cavico Construction Machines JSC	24,748
11. VEC Tower JSC	129,308
12. Agribank Insurance	247,479
13. Vietnam Industry Investment and Construction JSC	61,870
14. Dong Duong Finance JSC	5,568
15. Cavico PHI JSC	154,055
16. Nam Viet Investment and Consultant JSC	92,804
17. Sao Mai-Ben Dinh Petroleum Investment JSC	309,348
18. Cavico Industry and Technology Service JSC	12,569
19. Luong Son International Tourist Investment JSC	38,744
20. Energy Construction JSC
TOTAL	$2,656,321

NOTE 8 - MARKETABLE SECURITIES

Trading securities consisted of the following at September 30, 2007:

	2007
	Number of shares	Cost	Fair Value	Accumulated unrealized gain/loss

Common Stock:
Habubank Bank Stock	2,042,315	$3,493,194	$3,493,194
Vinavico	451,200	630,858	1,358,112	727,254
Vietnam Power Development JSC	100,000	61,870	61,870
Vietnam Growth Investment Fund (VF2)	2,000,000	1,255,955	1,255,955
Prudential Life Insurance
Government Bonds	8,450	5228	5228
Total Securities	4,601,965	$5,447,105	$6,174,359	727,254

The Company’s short-term investments comprise equity and debt securities, all of which are classified as trading securities and are carried at their fair market value based on quoted market prices of the securities at September 30, 2007. Net realized and unrealized gains and losses on trading securities are included in net earnings. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.
Investment income for the nine-months ended September 30, 2007 consisted of the following:

Gross realized gains from sale of trading securities	8,277,166
Dividend, interest, and forex income	1,039,856
Net unrealized holdings gain	727,254
Net investment income	$10,044,276

NOTE 9- CAPITAL LEASE OBLIGATIONS

The Company is a lessee of certain equipment under capital leases that expire on various dates through July 2011. Terms of the lease call for quarterly payments of $1,838; $2,191 and $25,652 at implicit interest rates of 12%; 12.6% and 12.6% per annum (the incremental borrowing rate). The assets and liabilities under capital leases are recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets. The assets are depreciated over their estimated useful lives.

Minimum future lease payments under current lease agreements at September 30, 2007 are as follows:

2007	$30,735
2008	41,767
2009	14,592
2010	13,080
2011	4,827

Total minimum lease payments	105,001
Less: amount representing interest	(13,198)

Present value of net minimum lease payments	91,803
Less: current portion	(26,283)

Long-term portion	$65,520

The following is an analysis of the equipment under capital leases as of September 30, 2007, which is included in property and equipment:-

Equipment and vehicles	537,095
Less accumulated depreciation	(274,186)

Net	$262,909

NOTE 10 - COMMITMENTS AND CONTIGENCIES

Operating Rental Leases

The Company leases its office and warehouse facilities in Hanoi, Vietnam from various lessors under a month-to-month operating lease that requires minimum monthly payments of $32,315. The leases requires the Company to pay property taxes and maintenance, and expires in December 31, 2007; September 15, 2008; December 31, 2008; October 25, 2009. For the nine-months ended September 30, 2007, building rent expense was $266,552.

Litigation

The Company may be involved from time to time in various claims, lawsuits, disputes with third parties, action involving allegations or discrimination or breach of contract actions incidental in the normal operations of the business. The Company is currently not involved in any such litigation which management believes could have a material adverse effect on its financial position

NOTE 11 - NOTES PAYABLE - SHORT-TERM

Notes payable consisted of the following at September 30, 2007:
Demand note payable, secured by machinery and equipment, annual interest rank from 11.4% to 13.2%, due to Hanoi Building Commercial Joint Stock Bank (Habubank)	$7,172,811

Note payable, secured by VF2 Fund Certificate, annual interest rank from 11.64% to 12.6%, due to Military Commercial Joint Stock Bank	348,894

Note payable, secured by machinery and equipment, annual interest at 10.8%, due to North Asia Commercial Joint Stock Bank - Nghe An Branch	1,237,394

Note payable, secured by machinery and equipment, annual interest at 13.2%, due to Tu Liem Branch - Agribank	2,766,037

Note payable, secured by machinery and equipment, annual interest rank from 11.4% to 12.6%, due to Agribank - North Hanoi Branch	9,819,569

Note payable, secured by machinery and equipment, annual interest at 12.36%, due to Agribank - South Hanoi Branch
1,287,109
Note payable, secured by machinery and equipment, annual interest rank from 11.4% to 12.4%, due to Agribank - East Hanoi Branch
4,288,180
Note payable, secured by machinery and equipment, annual interest at 13.2%, due to Son La - BIVD
375,702
Note payable, secured by machinery and equipment, annual interest rank from 12.36% to 13.2%, due to Hoang Mai - Agribank
1,804,036
Note payable, secured by machinery and equipment, annual interest at 0%, due to Lung Lo Construction JSC
47,868
Note payable, secured by deed of trust, annual interest at 10.8%, due to Petroleum Financial Company
1,195,346
Note payable, secured by Habubank shares, annual interest at 12%, due to Ms Nguyen Thi Thuy An
1,254,954
Note payable, secured by deed of trust, annual interest at 12%, due to Cavico Tower
175,242
Note payable, secured by deed of trust, annual interest at 14.4%, due to Phuong Dong Commercial Joint Stock Bank
1,546,742
Note payable, secured by deed of trust, annual interest at 13.8%, due to Vietnam International Commercial Joint Stock Bank
16,504

Note payable, secured by deed of trust, annual interest at 13.0%, due to Housing Development Bank
53,208
Note payable, secured by deed of trust, annual interest at 0%, due to other individuals
2,712,259
Total short-term debts
$36,101,855

NOTE 12 -NOTES PAYABLE - RELATED PARTIES

Note payable, secured by deed of trust, annual interest at 0%, due to Mr. Bui Quang Ha	$2,520

Note payable, secured by deed of trust, annual interest at 0%, due to Mr. Tran Manh Hung	4,814

Note payable, secured by deed of trust, annual interest at 0%, due to Mr. Phan Van Hieu	4,814

Note payable, secured by deed of trust, annual interest at 0%, due to Mr. Bui Linh Giang	4,814

Note payable, secured by deed of trust, annual interest at 0%, due to Mr. Tran Thanh Hai	16,916

Note payable, secured by deed of trust, annual interest at 12.6%, due on demand, to Mrs. Pham Thi Ty	92,804

Total notes payable - related parties	$126,682

NOTE 13 - CURRENT PORTION OF LONG-TERM DEBTS

Current portion of long-term debt consisted of the following at September 30, 2007:

Note payable, secured by machinery and equipment annual interest rank from 12.4% to 13.2%, due to East Hanoi - Agribank	$272,845

Note payable, secured by machinery and equipment, annual interest rank from 10.2% to 12.6%, due to Habubank	48,661

Note payable, secured by deed of trust, annual interest rank from 10.2% to 14.16%, due to North Hanoi - Agribank	118,650

Note payable, secured by machinery and equipment, annual interest at 10.5%, due to Incombank - Yen Vien Branch	93,194

Note payable, secured by deed of trust, annual interest at 14.16%, due to South Hanoi - Agribank	146,818

Note payable, secured by machinery, equipment and deed of trust, annual interest at 13.2%, due to Saigon Commercial Joint Stock Bank	277,949

Note payable, secured by deed of trust, annual interest at 13.8%, due to Agribank - Hoang Mai Branch	78,289

Note payable, secured by deed of trust, annual interest at 10.8%, due to Petroleum Financial Company	22,354

Total current portion of long-term debts	$1,058,760

NOTE 14 - LONG-TERM DEBTS

Long-term debt consisted of the following at September 30, 2007 :

Note payable, secured by machinery and equipment, annual interest rank from 10.2% to 12.6%, due to Habubank	$3,618,456

Note payable, secured by deed of trust, annual interest rank from 12.4% to 13.2%, due to East Hanoi - Agribank	590,479

Note payable, secured by deed of trust, annual interest rank from 10.2% to 14.16%, due to South Hanoi - Agribank	666,408

Note payable, secured by machinery and equipment, annual interest rank from 9.36% to 10.8%, due to Tu Liem - Agribank	154,674

Note payable, secured by machinery and equipment, annual interest at 10.5%, due to Incombank - Yen Vien Branch	178,735

Note payable, secured by deed of trust, interest rank from 10.2% to 14.16%, due to North Hanoi - Agribank	2,504,291

Note payable, secured by machinery, equipment and deed of trust, annual interest at 13.8%, due to Hoang Mai - Agribank	2,032,594

Note payable, secured by machinery and equipment, annual interest at 10.44%, due to Military Commercial Joint Stock Bank	424,021

Note payable, secured by deed of trust annual interest at 13.2%, due to Saigon Commercial JS Bank	238,406

Note payable, secured by deed of trust, annual interest at 14.4%, due to Son La - BIDV	116,253

Note payable, secured by deed of trust, annual interest at 5.4%, due to Son La Development Support Fund	285,609

Note payable, secured by deed of trust, annual interest at 10.8%, due to Petroleum Financial Company	223,539
Total Long-term Debt	$11,033,465

Future maturities on long-term debt at September 30, 2007 are as follows:

2008	4,170,867
2009	2,940,986
2010	2,121,725
2011	1,799,887
$11,033,465

NOTE 15 - CAPITAL STOCK TRANSACTIONS

During the nine months ended September 30, 2007, the Company issued 32,635,000 common shares (Reg S) for shareholders in Vietnam ($0.248 per share) and 1,230,000 common shares for shareholders in US ($0.300 per share) and 1,875,000 common shares for shareholders in the United States of America for consulting ($0.480 per share).

PART III

Item 1. Index to Exhibits

2.1	Asset Purchase Agreement, dated April 18, 2006

3.1	Certificate of Incorporation

3.2	Amendment to the Certificate of Incorporation

3.2a	Amendment to Certificate of Incorporation

3.3	Bylaws

10.1	Employment Agreement dated May 21, 2007 between the Company and Edward K. Chi

10.2	Employment Agreement dated January 8, 2007 between the Company and Giang Linh Bui

10.3	Employment Agreement dated January 8, 2007 between the Company and Ha Quang Bui

10.4	Employment Agreement dated January 8, 2007 between the Company and Hai Thanh Tran

10.5	Employment Agreement dated January 8, 2007 between the Company and Hieu Van Phan

10.6	Employment Agreement dated January 8, 2007 between the Company and Hung Manh Tran

10.7	Employment Agreement dated April 28, 2007 between the Company and Timothy Pham

10.8	Management Service Agreement dated May 15, 2006 between Cavico Corp. and Providential Holdings, Inc.

14.1	Code of Ethics

21	Subsidiaries

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CAVICO CORP.

Date: January 8, 2008

By:	Ha Quang Bui
Ha Quang Bui, CEO